 Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position (unaudited)

As of June 30, 2026, and December 31, 2025

(In thousands of United States dollars - US$, except earnings per share)

		Unaudited				Unaudited
Assets	Notes	06/30/2026	12/31/2025	Liabilities and equity	Notes	06/30/2026	12/31/2025

Cash and cash equivalents	6	58,873	3,601	Client funds payable	7	24,914	25,868
Client funds on deposit and receivable	7	24,914	25,868	Energy trading contracts	12(c)	71,614	117,423
Accounts receivable	8	297,839	118,576	Other financial instruments	12(c)	5,388	-
Project advances	9	18,044	12,270	Personnel and related contributions payable	15	50,702	58,147
Other current assets	10	21,557	16,058	Loans	16	2,237	-
Recoverable taxes	11	3,483	9,307	Taxes payable	17	11,335	12,037
Short term investments	12(a)	54,587	5,111	Other current liabilities	18	247,760	63,747
Energy trading contracts	12(c)	94,463	133,281	Consideration payable from acquisition	21(b)	117,670	118,459
Other financial instruments	12(c)	-	1,194	Carried interest allocation	23(a)	22,141	19,330

Current assets		573,760	405,266	Current liabilities		553,761	415,011

Accounts receivable	8	18,819	95,392	Energy trading contracts	12(c)	34,048	32,456
Other non-current assets	10	10,796	10,068	Loans	16	345,097	174,868
Long-term investments	12(b)	51,385	44,527	Other non-current liabilities	18	18,854	88,125
Energy trading contracts	12(c)	38,414	46,217	Deferred tax liabilities	19	56,184	52,363
Other financial instruments	12(c)	6,773	6,372	Gross obligation under put option	21(c)	55,334	24,577
Property and equipment	13	46,648	42,367	Consideration payable from acquisition	21(b)	119,738	65,975
Intangible assets	14	1,063,283	824,151	Carried interest allocation	23(a)	6,849	8,315
Deferred tax assets	19	19,033	20,749
Non-current assets		1,255,151	1,089,843	Non-current liabilities		636,104	446,679

				Total liabilities		1,189,865	861,690

				Capital	29(a)	16	16
				Additional paid-in capital	29(b)	608,264	589,404
				Capital reserves	29(d)	45,462	46,646
				Other reserves	29(f) /4	(49,035)	-
				Treasury shares	29(g)	(12,683)	-
				Cumulative translation adjustment	29(h)	(28,435)	(24,316)
				Equity attributable to the owners of the Company		563,589	611,750
				Non-controlling interests	29(i) / 4	75,457	21,669

				Equity		639,046	633,419

Total assets		1,828,911	1,495,109	Total liabilities and equity		1,828,911	1,495,109

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Income (unaudited)

For the three and six-month periods ended June 30, 2026, and 2025

(In thousands of United States dollars - US$, except earnings per share)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Notes	2026	2025	2026	2025

Net revenue from services	22	111,290	82,522	208,359	162,089

Personnel expenses	23	(54,778)	(33,082)	(101,679)	(62,150)
Carried interest allocation	23	-	(897)	-	(897)
Deferred consideration expenses		(1,350)	(865)	(2,745)	(1,606)
Amortization of intangible assets	24	(13,071)	(9,224)	(22,324)	(19,160)
General and administrative expenses	25	(16,854)	(11,683)	(31,847)	(23,728)
Other income	26	10,330	1,990	14,402	6,028
Other expenses	26	(4,191)	(2,711)	(7,193)	(4,996)
Finance income	27	4,525	1,181	9,888	4,959
Finance expense	27	(19,020)	(12,281)	(40,750)	(30,985)

Net income before income tax		16,881	14,950	26,111	29,554

Income tax (expense)/income	28	(2,272)	(829)	(6,899)	1,125

Net income for the period		14,609	14,121	19,212	30,679
Attributable to:
Owners of the Company		10,691	12,851	12,864	28,515
Non-controlling interests	29(i)	3,918	1,270	6,348	2,164

Basic earnings per share	29(e)	0.06624	0.08048	0.08031	0.17952
Diluted earnings per share	29(e)	0.06517	0.07998	0.07913	0.17783

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income (unaudited)

For the three and six-month periods ended June 30, 2026, and 2025

(In thousands of United States dollars - US$)

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025

Net income for the period	14,609	14,121	19,212	30,679
Items that are or may be reclassified to net income
Currency translation adjustment	(4,593)	16,178	(930)	43,707

Total comprehensive income	10,016	30,299	18,282	74,386
Attributable to:
Owners of the Company	(315)	30,785	8,745	74,082
Non-controlling interests	10,331	(486)	9,537	304

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial

Patria Investments Limited

Condensed Consolidated Statement of Changes in Equity (unaudited)

For the six-month periods ended June 30, 2026, and 2025

(In thousands of United States dollars - US$)

	Notes	Capital	Additional paid-in capital	Capital reserves	Other Reserves	Retained earnings	Cumulative translation adjustment	Treasury shares	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance on December 31, 2024		15	527,239	22,041	-	-	(68,217)	-	481,078	9,854	490,932

Cumulative translation adjustment		-	-	-	-	-	45,567	-	45,567	(1,860)	43,707
Net income for the period		-	-	-	-	28,515	-	-	28,515	2,164	30,679
Dividends declared	29(c)	-	(18,786)	-	-	(28,515)	-	-	(47,301)	-	(47,301)
Share-based incentive plan	29(d)	-	-	7,439	-	-	-	-	7,439	-	7,439
Shares vested	29(d)	-	-	(235)	-	-	-	-	(235)	-	(235)
Bonus share plan	29(d)	-	-	(11,627)	-	-	-	-	(11,627)	-	(11,627)
Capital issuance	29(b)	1	71,656	-	-	-	-	-	71,657	-	71,657
Capital contributions		-	-	-	-	-	-	-	-	3,506	3,506

Balance on June 30, 2025		16	580,109	17,618	-	-	(22,650)	-	575,093	13,664	588,757

Balance on December 31, 2025		16	589,404	46,646	-	-	(24,316)	-	611,750	21,669	633,419
Cumulative translation adjustment		-	-	-	-	-	(4,119)	-	(4,119)	3,189	(930)
Net income for the period		-	-	-	-	12,864	-	-	12,864	6,348	19,212
Dividends declared	29(c)	-	(37,765)	-	-	(12,864)	-	-	(50,629)	(4,761)	(55,390)
Share-based incentive plans granted	29(d)	-	-	33,391	-	-	-	-	33,391	-	33,391
Bonus share plan	29(d)	-	34,575	(34,575)	-	-	-	-	-	-	-
Capital issuance	29(b)	-	22,050	-	-	-	-	-	22,050	-	22,050
Gross obligation recognized	21(c)	-	-	-	(49,035)	-	-	-	(49,035)	16,632	(32,403)
Non-controlling interest	30	-	-	-	-	-	-	-	-	32,380	32,380
Purchase of treasury shares	29(g)	-	-	-	-	-	-	(12,683)	(12,683)	-	(12,683)

Balance on June 30, 2026		16	608,264	45,462	(49,035)	-	(28,435)	(12,683)	563,589	75,457	639,046

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Cash Flows (unaudited)

For the six-month periods ended June 30, 2026, and 2025

(In thousands of United States dollars - US$)

		Six-month period ended June 30,
	Note	2026	2025
Cash flows from operating activities
Net income for the period		19,212	30,679
Adjustments to net income for the period
Depreciation and amortization	24 & 25	26,124	22,043
Loan fees amortized	16	1,748	405
Financial investment income	27	(3,638)	(1,433)
Unrealized (gains)/losses on long-term investments	27	(885)	6,317
Unrealized (gains)/losses on warrant liability	27	-	1,102
Unrealized fair value adjustments on energy trading contracts	26	(11,849)	(3,928)
Unrealized (gains)/losses on asset-linked receivable	27	-	(3,053)
Unrealized (gains)/losses on other financial instruments	27	(2,177)	929
Unrealized (gains)/losses on total return swap	27	10,108	-
Consideration payable on acquisition adjustments	27	8,648	6,332
Gross obligation under put adjustments	26	(1,548)	1,934
Interest expense on asset-backed payable		-	-
Interest expense on accounts receivable	27	-	3,086
Interest expense on loans	27	8,488	6,978
Interest expense on lease liabilities	27	866	854
Deferred income taxes expense	28	(4,653)	(8,730)
Current income taxes expense	28	11,552	7,605
Share based incentive plan	23	11,626	7,439
Deferred consideration expense		2,745	1,606
Other		-	250

Changes in operating assets and liabilities
Accounts receivable		(91,696)	87,085
Asset-backed payable		2,217	-
Projects advances		(5,470)	(4,363)
Recoverable taxes		6,160	(1,184)
Personnel and related taxes		(4,902)	(17,112)
Carried interest allocation		1,345	(1,946)
Taxes payable		(8,734)	(538)
Payment of income taxes		(8,130)	(8,273)
Energy trading contracts		12,388	(4,199)
Deferred consideration paid			(3,146)
Other assets and liabilities		100,424	50,791
Payment of placement agent fees	14	(8,290)	(2,017)
Net cash provided by operating activities		71,679	175,513

Cash flows from investing activities
Decrease (increase) in short term investments		(17,821)	(18,842)
Decrease (increase) in long-term investments		(5,733)	(13,447)
Deposit into SPAC trust account		-	(409)
Acquisition of property and equipment		(1,939)	(4,632)
Acquisition of software and computer programs	14	(406)	(1,599)
Acquisition of contractual rights		(74)	-
Acquisition of subsidiaries, net of cash acquired	30	(68,287)	(1,078)

Net cash used by investing activities		(94,260)	(40,007)

Cash flows from financing activities
Proceeds from loans	16	581,800	176,396
Repayment of loans	16	(407,598)	(241,511)
Interest paid on loans	16	(5,945)	(8,679)
Payment of loan fees	16	(6,153)	(508)
Dividends paid to the Company’s shareholders	29(c)	(50,629)	(47,301)
Dividends paid to non-controlling interest (NCI) shareholders	29(i)	(4,761)	-
Capital contributions received from non-controlling interest (NCI)		-	3,506
Treasury shares	29(g)	(12,683)	-
Deposits into SPAC trust account - Commitment subject to possible redemption	21(c)	-	409
Payment of consideration payable from acquisitions		(57,114)	(22,867)
Total return swap		(3,526)	-
Lease payments	21(a)	(3,325)	(1,957)
Interest paid on lease liabilities	21(a)	(866)	(854)
Net cash provided by/(used) in financing activities		29,200	(143,366)

Foreign exchange variation on cash and cash equivalents in foreign currencies		(1,347)	2,981

Increase/(Decrease) in cash and cash equivalents		5,272	(4,879)
Cash and cash equivalents at the beginning of the period	6	53,601	33,418
Cash and cash equivalents at the end of the period	6	58,873	28,539
Increase/(Decrease) in cash and cash equivalents		5,272	(4,879)
Non-cash operating, investing and financing activity
Adjustment to goodwill	14	42,615	(1,049)
Company Class A common shares issued	29(b)	56,626	71,656
Additions to and disposal of right-of-use	13	1,693	1,611
Gross obligation adjustments		-	2,156
Consideration payable from acquisitions	30	96,013	-
Contingent consideration payable from acquisition	30	11,651	-
Deferred consideration from acquisition	30	7,939
NCI recognized in business combination	30	32,380	-
Gross obligation under put option recognized	21 (c)	32,403	-
Interest earned on SPAC trust account subject to redemption		-	1,123
Increase in deferred tax liability and corresponding increase in goodwill	14(d)	-	58,230

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1.	General information

Patria Investments Limited (“Patria”) is a public holding company headquartered in the Cayman Islands. Patria’s shares trade on the Nasdaq Global Select Market under the ticker PAX. It is controlled by Patria Holdings Limited.

Patria and its subsidiaries (the “Company”) is a global alternative investment firm focused on middle-market opportunities in resilient sectors, offering strategies across private equity, infrastructure, credit, real estate, and public equities. These strategies are delivered through multiple structures, including closed-end and open-end funds, permanent capital vehicles, interval funds, and separately managed accounts.

The Company operates investment offices across Latin America and Europe, including Montevideo, São Paulo, Bogotá, Medellín, Edinburgh, and Santiago. It also maintains client-coverage offices in major global financial centers—New York, London, Dubai, and Hong Kong—alongside its corporate office in Grand Cayman, Cayman Islands.

The consolidated annual financial statements of the Company as at and for the year ended 31 December 2025 are available on the Company’s website.

2.	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 (“Consolidated Financial Statements”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD), the functional currency of the Company and all amounts are rounded to the nearest thousand USD, unless otherwise stated.

The board of directors approved the unaudited condensed consolidated interim financial statements on October 6, 2026.

3.	Segment information

The Company operates through a single reportable operating segment, namely asset management. The Company’s executive directors collectively function as the Chief Operating Decision Maker (“CODM”), responsible for allocating resources and assessing performance that is in line with the Company’s global strategy, which is based on six verticals: private equity, infrastructure, credit, public equities, real estate and global private markets solutions.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

4.	Material accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the annual Consolidated Financial Statements for the year ended December 31, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Amendments applicable for the first time in 2026 do not have a material impact on the unaudited condensed consolidated interim financial statements of the Company.

5.	Legal Structure

Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

Subsidiaries	Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
				June 30, 2026	December 31, 2025
ASI (General Partner 2019 European PE A) S.a.r.l.	Asset management	Lux	EUR	100.00%	100.00%
Bali Energia Comercializadora de Energia Ltda.	Energy trading company	BR	BRL	58.90%	58.90%
Brain Co-Invest General Partner LLP (No: SO307684)	Asset management	UK	EUR	100.00%	100.00%
Brazil Retail Property Opportunities General Partner, LLC	Asset management	US	USD	100.00%	100.00%
Brazilian Alphaville Investments GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Brazilian Private Equity Feeder General Partner III, Ltd.	Asset management	KY	USD	100.00%	100.00%
Brazilian Real Estate Investments GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Brazilian Real Estate Investments III GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Brazilian Real Estate Opportunities III GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC	Investment fund manager	KY	USD	100.00%	100.00%
FALCON Co-Invest General Partner LLP (No. SO308245)	Asset management	UK	EUR	100.00%	100.00%
GPMS (CI General Partner) Limited (No: SC642069)	Asset management	UK	EUR	100.00%	100.00%
GPMS (Executives General Partner) LLP (No SO308178)	Asset management	UK	USD	100.00%	100.00%
GPMS (Founder Partner Ignis Private Equity) Limited (No: SC539322)	Asset management	UK	USD	100.00%	100.00%
GPMS (Founder Partner Ignis Strategic Credit) Limited (No: SC539324)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner 2016 Co-Investment) Limited (No: SC546491)	Asset management	UK	GBP	100.00%	100.00%
GPMS (General Partner 2019 European PE A Carry) Limited (No: SC618609)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner 2019 European PE B) Limited (No: SC614813)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner Acropolis) LLP (No: SO308033)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner Actrax) LLP (SO308088)	Asset management	UK	GBP	100.00%	100.00%
GPMS (General Partner CPP) Limited (No: SC272870)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner EC) Limited (SC473807)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESF I) Limited (No: SC386260)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESP 2004) Limited (No: SC227033)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESP 2006) Limited (No: SC272871)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESP 2008) Limited (No: SC293352)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESP CAL) Limited (No: SC293350)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner Fire Horse) LLP (SO308310)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner II) Limited (No: SC215737)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner Light) LLP (No: SO308004)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner NASF I) Limited (No SC335259)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner NASP 2006) Limited (No: SC272867)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner NASP 2008) Limited (No: SC293348)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner PCPF I) LLP (No. SO308244)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner PE2) Limited (No: SC592629)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner Pearl Private Equity) Limited (No: SC522698)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner Pearl Strategic Credit) Limited (No: SC522699)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner SOF I) Limited (No: SC453038)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner SOF II) Limited (No: SC473788)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner SOF III) Limited (No: SC525381)	Asset management	UK	USD	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Subsidiaries	Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
				June 30, 2026	December 31, 2025
GPMS (General Partner SOF IV) Limited (No: SC613248)		Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner SOF V) Sarl		Asset management	Lux	EUR	100.00%	100.00%
GPMS (GENERAL PARTNER SYCAMORE) LIMITED		Asset management	UK	GBP	100.00%	100.00%
GPMS (General Partner Tidal Reach) Limited (No: SC272869)		Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner Unit) LLP (No: SO308088)		Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner USA) Limited (No: SC227032)		Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner) Limited (No: SC184075)		Asset management	UK	EUR	100.00%	100.00%
GPMS (SOF E GP) Limited (No: SC636495)		Asset management	UK	USD	100.00%	100.00%
GPMS ACP LLP (No: SO304824)		Asset management	UK	EUR	100.00%	100.00%
GPMS APAC Private Equity 4 GP Limited		Asset management	KY	USD	100.00%	100.00%
GPMS GP 1 LLP (No: SO305095)		Asset management	UK	EUR	100.00%	100.00%
GPMS GP 2 LLP (No: SO305096)		Asset management	UK	GBP	100.00%	100.00%
GPMS GP 3 LLP (No: SO306181)		Asset management	UK	EUR	100.00%	100.00%
GPMS GP Commitment I GP LTD. (“GPMS”)		Asset management	KY	USD	100.00%	100.00%
Hanuman GP Cayman, LLC (“Hanuman”)		Asset management	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
Igah Partners LLC (“Igah”)		Asset management	US	USD	100.00%	100.00%
Ignis Cayman GP2 Limited (No: 271124)		Asset management	KY	USD	100.00%	100.00%
Ignis Cayman GP3 Limited		Asset management	KY	USD	100.00%	100.00%
Infrastructure Fund III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Infrastructure II GP, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.		Investment fund manager & advisory	KY	USD	100.00%	100.00%
Infrastructure Investments III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Infrastructure Opportunities III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Iter Gestora de Recursos S.A. ("Iter")	(a)	Asset management & administration	BR	BRL	26.01%	-
KMP I Holding		Holding company	KY	USD	100.00%	100.00%
Latam Core I GP		Asset management	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda Investments S.A.C.		Asset management	PE	PEN	100.00%	100.00%
Moneda Patria S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Move Capital S.A. (“Move”)		Asset management	BR	BRL	100.00%	100.00%
Nexus Capital Partners S.A.S (“Nexus”)		Asset management	CO	COP	100.00%	100.00%
P2 Brasil Private Infrastructure Fund II GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
P2 Infrastructure Investments GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
P2 Infrastructure Opportunities GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Pat HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.	(e)	Holding company	MX	MXN	51.00%	51.00%
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Patria Acquisitions Limited		Holding company	UK	GBP	100.00%	100.00%
Patria Alphaville GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Patria Asset Management S.A. (“PAM”)		Asset management	CO	COP	50.74%	50.74%
Patria Brazil RE Fund II GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Patria Brazil RE Fund III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Capital Partners LLP		Asset management	UK	GBP	100.00%	100.00%
Patria CIV GP		Asset management	KY	USD	100.00%	100.00%
Patria CIV PE VII GP		Asset management	KY	USD	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Consulting Beijing Ltd.		Investor relations & administration	CN	CNY	100.00%	-
Patria CP Holdings Limited		Asset management	UK	GBP	100.00%	100.00%
Patria Distribuidora de Títulos e Valores Mobiliários Ltda.		Dormant	BR	BRL	100.00%	100.00%
Patria Energía Participações Ltda.	(f)	Holding company	BR	BRL	-	100.00%.
Patria Europe 1 (GP) Limited		Investment fund manager	UK	GBP	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Subsidiaries	Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
				June 30, 2026	December 31, 2025
Patria Europe 2 Limited		Holding company	UK	GBP	100.00%	100.00%
Patria Finance Ltd.		Asset management & administration	KY	USD	100.00%	100.00%
Patria High Growth Gestora de Recursos Ltda. (formerly “Kamaroopin Ltda”)		Asset management	BR	BRL	100.00%	100.00%
Patria Holding Financeira Ltda.		Holding company	BR	BRL	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Infrastructure Latam Multistrategy SMA I GP, Ltd.		Asset management	KY	USD	100.00%	-
Patria Investimentos Ltda. ("PILTDA")		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Argentina S.A.		Holding company	AR	USD	100.00%	100.00%
Patria Investments Broker Dealer Inc.		Investor relations & administration	US	USD	100.00%	- %
Patria Investments Cayman Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.		Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	CN	HKD	100.00%	100.00%
Patria Investments Latam S.A.		Holding company	UY	USD	100.00%	100.00%
Patria Investments UK Ltd.		Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A.		Broker, advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments US LLC		Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Italy S.R.L.		Administration	IT	EUR	100.00%	-
Patria Latin American Opportunity Acquisition Corp.		SPAC	KY	USD	100.00%	100.00%
Patria Portfolio Investments Limited		Holding company	KY	USD	100.00%	100.00%
Patria Private Equity (Europe) Limited		Asset management	UK	GBP	100.00%	100.00%
Patria Private Equity Latam S.A.S		Holding company	UY	USD	100.00%	100.00%
Patria Real Estate Latam S.A.S		Holding company	UY	USD	98.90%	98.90%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria VBI Administração Fiduciária e Gestão Ltda		Administration	BR	BRL	100.00%	100.00%
Patria VBI Asset Management Ltda.	(d)	Asset management	BR	BRL	100.00%	100.00%
Patria VBI Real Estate Gestão de Carteiras Ltda. (“VBI”)		Asset management	BR	BRL	100.00%	100.00%
Patria VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)	(d)	Asset management	BR	BRL	100.00%	100.00%
PBPE General Partner III (M), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III-A (C), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III-B (I), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PCF General Partner LTD.		Asset management	KY	USD	100.00%	100.00%
PEVC I General Partner IV, Ltd.		Holding company	KY	USD	42.92%	42.92%
PI Feeder General Partner II (I), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner II (M), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner II-2 (C), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PIFACI-B General Partner, Ltd.		Asset management	KY	USD	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Private Equity Fund IV GP, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Fund V General Partner, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Investments IV GP, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Investments V General Partner, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Opportunities IV GP, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Opportunities V General Partner, LLC		Asset management	US	USD	100.00%	100.00%
SH Manco Holding Ltda.		Holding company	BR	BRL	75.00%	75.00%
Solis Investimentos Ltda. ("Solis")	(a)	Asset management & administration	BR	BRL	51.00%	-
Tria Comercializadora de Energía S.A. (“Tria”)		Energy trading company	BR	BRL	58.90%	58.90%
Tria Energia Varejista Ltda.		Energy trading company	BR	BRL	58.90%	58.90%
Tria Energy Colombia S.A.S.		Energy trading company	CO	COP	80.00%	80.00%
Tria Holding Uruguay S.A.A.		Energy trading company	UY	USD	100.00%	-
Tria Sugar Brasil Ltda.		Energy trading company	BR	BRL	58.90%	-
VBI Holding Ltda (formerly NewCo BlueMacaw Partner Ltda.)		Holding company	BR	BRL	100.00%	100.00%
WP Global Partners Inc. (“WP”)	(c)	Asset management	US	USD	100.00%	-
WP Global Partners LLC (“WP”)	(c)	Asset management	US	USD	100.00%	-
WP Managing Members LLC (“WP”)	(c)	Asset management	US	USD	100.00%	-

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Currencies: "USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar, “ARS” Argentine Peso, “MXN” Mexican Peso, “PEN” Peruvian Sol, “CNY” China Yuan.

Geography: "KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina, “UY” Uruguay, “HK” Hong Kong, “PE” Peru, “CN” China, “Lux” Luxembourg, “IT” Italy.

(a)	On January 2, 2026, the Company acquired 51% controlling interest in Solis Investimentos Limited (“Solis”), a Brazilian investment manager specializing in structuring and management of Collateralized Loan Obligations (“CLOs). At the same date, Solis acquired 51% controlling interest in Iter Gestora de Recursos Ltda (“Iter”), an investment manager with similar business activities. See note 30.

(b)	On February 2, 2026, the Company acquired 100% interest in RBR Gestão de Recursos Ltda. ("RBR"), a Brazilian investment manager overseeing twelve funds, eleven of which are listed Real Estate Investment Trusts (“REITs”) primarily focused on credit and multi-asset strategies. The acquisition solidifies the Company’s position as one of the leading managers of listed REITs in Brazil, while further enhancing the Company’s scale in strategically critical credit and multi-asset strategies. See note 30. In February 2026, RBR was fully incorporated into PILTDA.

(c)	On April 1, 2026, the Company acquired 100% interest in WP Global Partners Inc. (“WP”), a U.S.-based private equity solutions manager, with capabilities across private equity primaries and co-investments. The acquisition enhances Patria’s Global Private Market Solutions platform, while strengthening its presence in North America. See note 30.

(d)	On July 1, 2025, and July 15, 2025, the Group acquired the contractual rights of Vectis Gestão de Recursos Ltda. (“Vectis”) and the real estate fund management rights, from Genial Investimentos (“Genial”) through Patria VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”) and Patria VBI Asset Management Ltda.

(e)	On December 15, 2025, Pat HoldCo Servicios Corporativos S. de R.L. de C.V. acquired the fund management rights in AgroFibra, a specialized Real Estate Investment Trust ("REIT") in Mexico that is focused on agro-industrial real estate assets. Prior to 2025, the Group held 100% of Pat HoldCo Servicios Corporativos S. de R.L. de C.V. and the company had no assets or liabilities. With the acquisition of the AgroFibra fund management rights, the Group paid 51.00% of the purchase price with the non-controlling interest paying 49.00% thereof. On December 31, 2025, the Group holds 51.00% in Pat HoldCo Servicios Corporativos S. de R.L. de C.V.

(f)	On March 11, 2026, Patria Energia Participações Ltda. was incorporated by Tria Comercializadora de Energía S.A., a wholly owned subsidiary of the Group. Patria Energia Participações Ltda. was established as a holding company and upon its incorporation, the Group held 100% ownership interest in the entity. The incorporation did not result in any significant impact on the Company’s consolidated financial position, results of operations or cash flows for the period.

6.	Cash and cash equivalents

	June 30, 2026	December 31, 2025
Cash at bank and on hand	44,412	48,410
Short-term deposits and shares of mutual funds (a)	14,461	5,191
Cash and cash equivalents	58,873	53,601

(a)	Short-term deposits and shares of mutual funds are cash equivalents held for the purpose of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

7.	Client funds on deposit and client funds payable

	June 30, 2026	December 31,2025
Client funds on deposit	17,525	17,307
Other receivables from clients (a)	7,389	8,561
Client funds on deposit and other receivables	24,914	25,868
Client funds payable (a)	24,914	25,868
Client funds payable	24,914	25,868

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

8.	Accounts receivable

Amounts receivable from customers relate to management fees, incentive fees, placement fees, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Company has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these unaudited condensed consolidated interim financial statements.

	June 30, 2026	December 31, 2025
Current (a)	297,839	118,576
Non-current (b) (c)	18,819	95,392
Accounts receivable	316,658	213,968

(a)	Current accounts receivable for June 30, 2026, include US$148 million (December 31, 2025: US$43.3 million) for Tria due to increased energy trading.

(b)	Current accounts receivable includes US$76.8 million for PBPE Fund IV that relates to a postponed collection of management fees. The balance of US$76.8 million was reclassed from non-current to current receivables as of June 2026, and is expected to be received in June 2027, subject to the timing of the realization of underlying investment fund assets and the estimated cash needs of the investment funds. This receivable has been sold with recourse, see note 18.

(c)	Non-current accounts receivable as of June 30, 2026, include the Lavoro asset-linked receivable of US$15.4 million (December 31, 2025: US$15.4 million). No interest is charged on the asset-linked receivable and the receivable was accounted for at amortized cost.

9.	Project advances

	June 30, 2026	December 31, 2025
Current	18,044	12,270
Project advances	18,044	12,270

Project advances are comprised of recoverable advances made by the Company for the development process of new investment funds and the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Company and investment funds.

10.	Other assets

	June 30, 2026	December 31, 2025
Advances to suppliers	10,023	5,981
Prepaid expenses (b)	8,387	3,870
Other current assets	2,208	890
Unamortized fund structuring costs (c)	939	774
Advances to employees	-	2,260
Investment funds receivable (a)	-	2,283
Other current assets	21,557	16,058

Unamortized fund structuring costs (c)	7,510	6,643
Deposits on lease agreements (d)	2,732	2,558
Other non-current assets	410	695
Prepaid expenses (b)	144	136
Investment in associate	-	36
Other non-current assets	10,796	10,068

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	The investment funds receivable is comprised of unsettled trades on the Company's proprietary trading portfolio.

(b)	Prepaid expenses are comprised of IT related services and insurance. These costs will be recognized as an expense in the period the services are received from suppliers.

(c)	Unamortized fund structuring costs represent the cost incurred in the set-up of funds that are amortized over the life of the respective funds.

(d)	Deposits on lease agreements are subject to reimbursement at the end of the lease contract period. No interest is accrued on these deposits.

11.	Recoverable taxes

	June 30, 2026	December 31, 2025
Income tax recoverable	1,028	7,439
Other recoverable taxes	2,455	1,868
Recoverable taxes	3,483	9,307

Recoverable taxes consist mainly of income taxes paid in advance to tax authorities in Brazil, the United Kingdom and Chile.

12.	Investments

(a)	Short-term investments

	June 30, 2026	December 31, 2025
Securities (a)	54,587	35,111
Short-term investments	54,587	35,111

(a)	Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Long-term investments

	June 30, 2026	December 31, 2025
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”)	27,542	23,144
AgroFibra Mexico	3,291	3,048
Patria Infrastructure Fund V, L.P.	1,640	2,628
Patria Infra Crédito FIDC	2,768	2,369
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios	1,520	1,731
Patria Infra Energia Core FIP EM Infraestrutura	1,835	1,667
Lavoro Agro Limited	-	1,065
Igah Ventures IV	1,119	782
Other investments	11,670	8,093
Long-term investments	51,385	44,527

The following is the breakdown of long-term investments by region:

	June 30, 2026	December 31, 2025
Brazil	36,424	33,963
Mexico	3,291	3,048
Other	11,670	7,516
Balance	51,385	44,527

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Energy trading contracts and Other financial instruments

Other financial instruments are comprised of fair value adjustments on options, warrants, energy trading contracts and total return swap arrangements.

•	Energy trading contracts – fair value adjustments are determined based on energy prices published by BBCE – Balcão Brasileiro de Comercialização de Energia. Fair value changes together with realized gains and losses are recognized in other income/(expenses).

•	Options – option contracts provide the holder with the right to acquire an instrument at a predetermined price at a future date. The fair value of option arrangements is determined using a Monte Carlo simulation model, with changes in fair value recognized in finance income or finance expense.

•	Warrants – warrant liabilities contain features that qualify as embedded derivatives. The fair value of warrants is determined using a Monte Carlo simulation model, with changes in fair value recognized in finance income or finance expense.

•	Total return swap – fair value adjustments are based on the fluctuation in the PAX shares price less the cost incurred on the swap plus dividends receivable on the shares (if declared but unpaid). The fair value adjustments on the swap are recognized in finance income or finance expense.

Below is the composition of other financial instruments (assets and liabilities) by type of instrument, notional, fair value and maturity as of June 30, 2026, and December 31, 2025.

Financial instruments	June 30, 2026
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	559,110	132,877	95%	40,630	53,833	38,414
Tria call option (a)	53,397	6,773	5%	-	-	6,773
Total	612,507	139,650	100%	40,630	53,833	45,187

Liabilities
Energy trading contracts	683,662	105,662	95%	30,781	40,833	34,048
Total return swap	36,891	5,388	5%	2,083	3,305	-
Total	720,553	111,050	100%	32,864	44,138	34,048

Financial instruments	December 31, 2025
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	622,759	179,498	96	38,102	95,179	46,217
Tria call option (a)	53,397	6,372	3	-	-	6,372
Total return swap	22,050	1,194	1	-	1,194	-
Total	698,206	187,064	100	38,102	96,373	52,589

Liabilities
Warrants – SPAC	132,250	-	-	-	-	-
Energy trading contracts	562,219	149,879	100	32,465	84,958	32,456
Total	694,469	149,879	100	32,465	84,958	32,456

(a)	The Tria call option forms part of the share purchase agreement entered on April 2, 2024, and provides the Company with the option to buy the remaining 33.33% share in Tria from non-controlling shareholders. Further details disclosed in note 21(c).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13.	Property and equipment

	Six-month period ended June 30, 2026
Changes in cost	Opening balance	Additions	Disposals	Business combination	Transfers	CTA(*)	Closing balance

Furniture and fixtures	2,787	24	-	640	-	73	3,524
Building improvements	16,019	242	-	114	-	338	16,713
Work-in-progress	8,429	1,543	-	-	-	205	10,177
Office equipment	7,344	152	-	715	-	272	8,483
Right-of-use assets (a)	33,774	1,693	-	3,312	-	392	39,171
Artwork	-	-	-	90	-	-	90

Total - Cost of Property and equipment	68,353	3,654	-	4,871	-	1,280	78,158

	Six-month period ended June 30, 2026
Changes in accumulated depreciation	Opening balance	Additions	Disposals	Business combination	Transfers	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,545)	(88)	-	(477)	-	(40)	(2,150)
(-) Building improvements	(6,853)	(746)	-	-	-	(75)	(7,674)
(-) Office equipment	(5,287)	(441)	-	(595)	-	(207)	(6,530)
(-) Right-of-use assets (a)	(12,302)	(2,524)	-	(165)	-	(165)	(15,156)

Total - Accumulated depreciation	(25,987)	(3,799)	-	(1,237)	-	(487)	(31,510)

Property and equipment, net	42,366	(145)	-	3,634	-	793	46,648

	December 31, 2025
Changes in cost	Opening balance	Additions	Disposals	Business combination	Transfers	CTA(*)	Closing balance

Furniture and fixtures	2,337	250	—	-	-	200	2,787
Building improvements	11,778	3,174	—	-	-	1,067	16,019
Work-in-progress	1,581	6,595	—	-	-	253	8,429
Office equipment	6,302	465	(59)	-	-	636	7,344
Right-of-use assets (a)	29,243	2,194	—	-	-	2,337	33,774
Total - Cost of property and equipment	51,241	12,678	(59)	-	-	4,493	68,353

Changes in accumulated depreciation	Opening balance	Additions	Disposals	Business combination	Transfers	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,249)	(165)	—	-	-	(131)	(1,545)
(-) Building improvements	(5,105)	(1,329)	51	-	-	(470)	(6,853)
(-) Office equipment	(4,061)	(849)	58	-	-	(433)	(5,285)
(-) Right-of-use assets (a)	(8,204)	(4,297)	975	-	-	(777)	(12,303)
Total - Accumulated depreciation	(18,619)	(6,640)	1,084	-	-	(1,811)	(25,986)
Property and equipment, net	32,622	6,038	1,025	-	-	2,682	42,367

(*) CTA – Cumulative translation adjustment

As of June 30, 2026, and December 31, 2025, there was no indication that any of these assets were impaired.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	The Company is lessee in a lease agreement for which the underlying assets are the office spaces located in different jurisdictions (refer to note 21 (a)).

(b)	The following is a breakdown of the total Property and equipment assets by region:

	June 30, 2026	December 31, 2025
Brazil	12,472	11,700
Cayman Islands	9,639	8,405
Chile	4,752	5,427
Colombia	2,991	2,800
United Kingdom	9,936	11,155
United States of America	5,636	2,658
Other	1,222	222
Balance	46,648	42,367

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

14.	Intangible assets and goodwill

	Six-month period ended June 30, 2026
Changes in costs	Opening balance	Additions	Business Combinations	CTA(*)	Closing Balance

Placement agents (a)	57,970	8,290	-	1,404	67,664
Contractual rights (b)	339,547	74	182,843	12,937	535,401
Non-contractual customer relationships (c)	121,721	-	2,320	2,673	126,714
Software	13,337	406	-	207	13,950
Brands (c)	19,395	-	-	139	19,534
Goodwill (d)	440,125	-	42,615	4,326	487,066
Non-compete –GPMS & Nexus	5,963	-	-	56	6,019
Other	88	-	-	6	94
Total - Cost of intangible assets	998,146	8,770	227,778	21,748	1,256,442

Changes in accumulated amortization	Opening balance	Additions	Business combinations	CTA(*)	Closing Balance

(-) Placement agents (a)	(36,481)	(1,118)	-	(298)	(37,897)
(-) Contractual rights (b)	(61,972)	(9,982)	-	6,148	(65,806)
(-) Non-contractual customer relationships (c)	(52,535)	(7,277)	-	(2,154)	(61,966)
(-) Software	(5,703)	(1,086)	-	(649)	(7,438)
(-) Brands (c)	(14,148)	(1,921)	-	119	(15,950)
(-) Non-compete	(3,156)	(940)	-	(3)	(4,099)
(-) Other	(1)	-	-	(2)	(3)
Total - Accumulated amortization	(173,996)	(22,324)	-	3,161	(193,159)

Intangible assets, net	824,150	(13,554)	227,778	24,909	1,063,283

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	December 31, 2025
Changes in costs	Opening balance	Additions	Business combinations	CTA(*)	Closing Balance

Placement agents (a)	53,400	2,415	—	2,154	57,969
Contractual rights (b)	281,119	37,737	—	20,691	339,547
Non-contractual customer relationships (c)	110,782	—	—	10,939	121,721
Software	8,453	4,378	—	506	13,337
Brands (c)	17,998	—	—	1,398	19,396
Goodwill (d)	355,958	—	61,225	22,943	440,126
Non-compete – GPMS & Nexus	5,480	—	—	483	5,963
Other	—	85	—	3	88
Total - Cost of intangible assets	833,190	44,615	61,225	59,117	998,147

	December 31, 2025
Changes in accumulated amortization	Opening balance	Additions	Business combinations	CTA(*)	Closing Balance

(-) Placement agents (a)	(33,419)	(2,696)	—	(366)	(36,481)
(-) Contractual rights (b)	(48,516)	(15,716)	—	2,260	(61,972)
(-) Non-contractual customer relationships (c)	(35,957)	(13,886)	—	(2,692)	(52,535)
(-) Software	(3,412)	(1,914)	—	(377)	(5,703)
(-) Brands (c)	(9,815)	(3,693)	—	(640)	(14,148)
(-) Non-compete – GPMS & Nexus	(1,205)	(1,801)	—	(150)	(3,156)
(-) Other	—	(1)	—	—	(1)
Total - Accumulated amortization	(132,324)	(39,707)	—	(1,965)	(173,996)
Intangible assets, net	700,866	4,908	61,225	57,152	824,151

(*) CTA – Cumulative translation adjustment

As of June 30, 2026, and December 31, 2025, there was no impairment indication for any of these assets.

(a)	Placement agent costs represent amounts capitalized in connection with placement agent agreements entered into during the fundraising stage. These assets are amortized over the estimated life of the respective investment funds. In the event of early liquidation of an investment fund, the amortization period is adjusted accordingly.

The remaining balance, as of June 30, 2026, is expected to be amortized as shown below:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035-2055	Total
Placement agent fees	3,288	3,282	3,265	3,260	3,257	3,087	2,106	1,548	1,348	5,325	29,766

(b)	Additions to contractual rights during the six-month period ended June 30, 2026 primarily relate to the acquisitions of Solis and Iter, completed on January 2, 2026, RBR, completed on February 2, 2026 and WP, completed on April 01, 2026. The remaining balance relates to acquisitions completed in prior years.

Amortization period
Intangible asset	P2 Group	Blue Macaw	Bari	Move	PAM	GPMS	CSHG	Nexus	RBR	Iter	Solis	WP
Contractual rights	8-12 years	3-20 years	19 years	17 years	22 years	6-26 years	31-33 years	17 years	19 years	16 years	16 years	16 years

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below summarizes the amortization period:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Intangible asset	Amortization period
	Moneda	VBI	Igah	Kamaroopin	WP
Non-contractual customer relationships	9 years	29 years	3 years	5 years	3 years
Brands	5 years	8 years	-	8 years	-

(d)	The following goodwill additions for the six-month period ended June 30, 2026 relate to:

i.	Solis and Iter

Goodwill recognized in connection with the acquisitions of Solis and Iter amounted to US$8.5 million and US$2.5 million, respectively

ii.	RBR

Goodwill recognized in connection with the acquisition of RBR amounted to US$ 0.4 million.

iii.	WP

Goodwill recognized in connection with the acquisition of WP amounted to US$ 31.0 million.

Impairment considerations:

The Company performs its annual impairment assessment in December. On a quarterly basis, management evaluates whether any indicators of impairment exist and if identified, whether they suggest that the carrying amount of a cash-generating unit ("CGU") may not be recoverable. The recoverable amounts of cash generating units ("CGUs") are based on value-in-use ("VIU") that is calculated using discounted cash flow models. Cash flow projections used in discounted cash flow models incorporate the most recent business plans, revenue generation, and the cost structure associated with each CGU after considering product-level pipelines, historical fundraising cycles, investor behavior, and macro-economic conditions. For the period ended June 30, 2026, there were no impairment indicators therefore no impairment test was performed. Refer to note 14 in the Company’s annual financial statements for full disclosure of the Company’s annual impairment test.

The following reflects the composition of goodwill as of June 30, 2026, and December 31, 2025, (including the effects of CTA) included in intangible assets allocated per acquisition:

	June 30, 2026	December 31, 2025
Credit	162,571	152,524
GPMS	100,569	101,464
Infrastructure	2,732	2,750
Private Equity	67,828	36,391
Public Equities	48,201	48,515
Real Estate	96,755	90,453
Energy trading	8,410	8,029
Balance	487,066	440,126

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(e)	The following is the breakdown of intangible assets by region:

	June 30, 2026	December 31, 2025
Brazil (i)	444,374	254,780
Cayman Islands (ii)	218,952	215,231
Chile (iii)	111,621	117,270
Colombia (iv)	86,868	81,308
Mexico	4,606	4,127
United Kingdom (v)	145,341	149,258
United States of America (vi)	50,686	32
Other	835	2,145
Balance	1,063,283	824,151

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, the Company considers that the location of the intangibles is best reflected by the manager’s location of those assets.

i.	Intangible assets allocated to Brazil relate to the acquisitions of VBI, Kamaroopin, Tria, Credit Suisse Hedging-Griffo Corretora de Valores S.A (“CSHG”), Solis, Iter, RBR, BlueMacaw, Bari, Move, Genial and Vectis.

ii.	Intangible assets allocated to the Cayman Islands relate to the acquisitions of IGAH and MAM II.

iii.	Intangible assets allocated to Chile relate to the acquisition of Moneda for the acquisition of MAM I.

iv.	Intangible assets allocated to Colombia relate to the acquisitions of PAM and Nexus.

v.	Intangible assets allocated to the United Kingdom relate to the acquisition of GPMS.

vi.	Intangible assets allocated to the United States of America relate to the acquisition of WP.

15.	Personnel and related taxes payable

	June 30, 2026	December 31, 2025
Personnel and related taxes	9,259	7,667
Accrued vacation and related charges	6,067	4,546
Employee profit sharing (a)	35,376	45,934
Personnel and related taxes payable - current liabilities	50,702	58,147

(a)	The Company recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the condensed consolidated statement of income.

16.	Loans

The Company has entered into several credit agreements with leading financial institutions through Patria Finance Ltd. ("PFL") as the counterparty and the Company as guarantor.

On December 1, 2023, PFL entered an unsecured credit facility with Banco Santander S.A. The revolving credit facility is due in April 2028 with an annual interest rate of Secured Overnight Financing Rate (“SOFR”) plus 2.5%. Total drawdowns of US$273.3 million were made on the renewed credit facility with total repayments of US$247.8 million. During the period April 1, 2026 to June 30, 2026, the Company repaid US$25.5 million leaving the credit facility fully settled on June 30, 2026.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On October 11, 2023, PFL entered two standby letters of credit (SBLCs) with Mizuho Bank, Ltd. and Citibank, N.A., each for GBP 11.0 million (a total of GBP 22.0 million). The SBLCs charge an annual interest rate of 2.5% and have a maturity date of June 30, 2026. The Company has not drawn down on either SBLC as of June 30, 2026.

On January 31, 2024, PFL entered two term loans with Mizuho Bank, Ltd. and Citibank, N.A., each for US$38.0 million (a total of US$76.0 million). Both term loans carry interest of SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027. During the period January 1, 2024, to December 31, 2024, the Company drew down US$76.0 million. This balance of $76 million was fully settled as of June 30, 2026.

On August 21, 2023, Moneda Asset Management (MAM) entered a working capital facility with Banco de Chile for CLP 5.0 billion (US$5.2 million). The credit facility carries interest of Tasa Bancária Nominal + 3.60%, per annum and was renewed on November 5, 2025, for a term of 11 months. No drawdowns were made under the facility as of June 30, 2026.

On December 6, 2024, the Company entered a revolving credit facility with Mizuho Bank for the value of US$50.0 million. The facility carries interest of SOFR + 2.25% per annum with December 3, 2025, as maturity date. The maturity date of the revolving credit facility was extended to December 3, 2026. Total drawdowns of US$106.4 million (US$106.4 million for 2025) were made on the credit facility with total repayments of US$56.4 million (US$56.4 million for 2025). The balance of US$50.0 million was fully settled in May 2026.

On February 27, 2026, the Company entered a revolving credit facility with Citibank, N.A for the value of US$100.0 million. The facility carries interest of SOFR + 1.50% per annum with February 25, 2027, as maturity date. During the period from February 27, 2026, to March 31, 2026, the Company drew down US$100.0 million. The Company repaid US$100.0 million in May 2026, leaving the credit facility fully settled on June 30, 2026.

On May 6, 2026, the Company priced a private placement of senior notes in an aggregate principal amount of US$350.0 million. The notes comprise three fixed-rate tranches with maturities ranging from 5 to 10 years and coupon rates as follows:

#	Tranche	Principal Amount	Coupon	Final Maturity
1	5-year Notes	US$50.0 million	6.02%	May 6, 2031
2	7-year Notes	US$100.0 million	6.30%	May 6, 2033
3	10-year Notes	US$200.0 million	6.60%	May 6, 2036

The Notes were issued at par to a group of institutional investors pursuant to a private placement exempt from registration under the U.S. Securities Act of 1933, as amended, documented under a Note Purchase Agreement. Interest is payable semi-annually in arrears on May 6 and November 6 of each year, beginning on November 6, 2026. During the period April 1, 2026 to June 30, 2026, Patria Finance Limited, wholly owned subsidiary of the Company, drew down US$350.0 million, which remains payable on June 30, 2026.

Balance as of	June 30, 2026	December 31,2025
Opening balance at beginning of the reporting period	174,868	227,971
Loans drawn	581,800	261,296
Loans paid	(407,598)	(312,766)
Loan fees incurred	(6,153)	(1,573)
Loan fees amortization	1,748	1,584
Interest expense accrued	8,488	12,081
Interest repaid	(5,945)	(13,742)
Currency translation adjustment	126	17
Closing balance at the end of the reporting period	347,334	174,868
Current	2,237	-
Non-current	345,097	174,868

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Loans are initially measured at fair value minus transaction costs and subsequently measured at amortized cost.

Covenants

According to the terms of the credit agreements, the Company is committed to being compliant with the following financial covenants, on an annual basis:

(i)	To maintain a Total Debt to Fee Related Earnings (“FRE”) not exceeding 2.5:1.0; and

(ii)	To maintain a minimum Assets Under Management (“AUM”) of $20,000 million.

Total debt is comprised of all loan facilities from banks. FRE represents the value described in the Company’s 20F filing for December 31, 2025.

As of June 30, 2026, and December 31, 2025, the Company was compliant with the stipulated financial covenants as stated above.

Non-financial covenants are monitored by the Company on a regular basis with no non-compliance reported to date. Non-financial covenants include:

•	Compliance with environmental laws;

•	Providing notice of litigation and other matters;

•	Preservation of corporate existence and related matters;

•	Maintenance of property, plant and equipment;

•	Compliance with laws and governmental approvals;

•	Use the proceeds for general investments, working capital, and general corporate purposes of the Borrower and its Subsidiaries, and ensure no part of the proceeds is used for purchasing or carrying margin stock or for any purpose which violates the provisions;

•	Comply with all applicable Anti-Money Laundering Laws and Anti-Corruption Laws, and maintain policies and procedures designed to ensure compliance with these laws;

•	Filing of 20F on time with the SEC including extensions permitted by the SEC;

•	Maintain a system of accounting, and keep books, records and accounts as may be required or as may be necessary to permit the preparation of financial statements; and

•	Retaining key management.

17.	Taxes payable

	June 30, 2026	December 31, 2025
Taxes on revenues	2,765	2,835
Income taxes (a)	7,023	8,380
Other taxes payable	1,547	822
Taxes payable	11,335	12,037

(a)	Income taxes payable mainly comprised of income taxes due to tax authorities in Chile, Colombia and the United Kingdom.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

18.	Other liabilities

	June 30, 2026	December 31, 2025
Suppliers (a)	167,531	58,841
Asset-backed payable (c)	70,591	-
Lease liabilities (b)	8,556	4,333
Unearned revenues (d)	569	-
Advances to customers	290	-
Other liabilities	223	573
Other current liabilities	247,760	63,747

Asset-backed payable (c)	-	68,374
Lease liabilities (b)	18,734	19,483
Other liabilities	120	268
Other non-current liabilities	18,854	88,125

(a)	The supplier balance for June 30, 2026, includes US$ 150 million for Tria due to increased energy trading.

(b)	The Company is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, Bogotá, London, New York, Montevideo, Santiago, São Paulo and Medellín as disclosed in note 21(a).

(c)	The Company entered into an agreement with a financial institution selling US$75.0 million accounts receivable from PBPE Fund IV at a discounted amount of US$66.9 million (refer to Note 8(b) in these condensed consolidated interim financial statements) and incurred an agreement fee of US$0.7 million. The selling price of US$66.9 million is accounted for at amortized cost and discounted at an effective interest rate of 6.08% per annum. The liability is to be settled by June 2027.

(d)	Unearned revenue represents management fees invoiced where the payment has been received in advance. Management fees are recognized in the condensed consolidated statement of income when the services are provided.

19.	Deferred taxes

Temporary differences	December 31, 2024	(Charged)/credited			June 30, 2025	December 31, 2025	(Charged)/credited			June 30, 2026
		to profit or loss	directly to equity / CTA	to goodwill (c)			to profit or loss	directly to equity / CTA	to goodwill (c)

Derivative options	-	-	-	-	-	-	-	-	-	-
Employee profit sharing provision and other personnel accruals	6,756	(2,286)	685	-	5,155	6,270	(2,247)	348	-	4,371
Intangible assets from business combinations	1,777	11,630	1,823	(58,230)	(43,000)	(42,561)	2,909	101	(9,327)	(48,878)
Deferred consideration from business combinations	650	557	115	-	1,322	615	945	21	-	1,581
Price adjustment from business combination	-	-	-	-	-	-	1,815	238	-	2,053
Contingent consideration payable	4,818	-	649	-	5,467	5,469	179	(260)	-	5,388
Tax losses (a)	1,946	(3)	214	-	2,157	2,158	2,620	71	835	5,684
Tax on Accrual for expenses	581	55	56	-	692	2,416	1,877	(1,862)	-	2,431
Tax depreciation of fixed assets	(272)	(57)	(22)	-	(351)	(352)	14	8	-	(330)
Deferred tax on performance fees - IFRS 15	(52)	-	26	-	(26)	(1,059)	763	(52)	-	(348)
Gain from bargain purchase	(64)	17	(4)	-	(51)	(60)	-	-	-	(60)
Fair value adjustment (b)	(2,251)	(1,358)	(299)	-	(3,908)	(4,875)	(3,456)	(316)	-	(8,647)
Impact of IFRS 16	166	130	25	-	321	370	(1)	13	-	382
Other	(5)	45	2	-	42	(5)	(765)	(8)	-	(778)

Net deferred tax balance	14,050	8,730	3,270	(58,230)	(32,180)	(31,614)	4,653	(1,698)	(8,492)	(37,151)
Deferred tax assets	15,824				18,379	20,749				19,033
Deferred tax liabilities	(1,774)				(50,559)	(52,363)				(56,184)

(a)	Deferred tax assets have been recognized due to tax losses in PILTDA, Moneda, VBI and Tria, based on Management’s assessment that sufficient future taxable profits are probable, supported by financial forecasts.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Fair value adjustments include US$8.6 million deferred tax liability arising from unrealized gains recognized on energy trading contracts.

(c)	During 2026, a deferred tax liability ("DTL") was recognized for Solis and Iter with a corresponding increase in goodwill for the fair value adjustments made on the date of acquisition to intangible assets acquired through business combinations - refer to note 14. These business combinations took place in January and February 2026 with the respective recognition of DTL and corresponding increase in goodwill. The deferred tax liability is recycled to the consolidated statement of income over the useful lives of the respective intangible assets.

Realization of deferred tax assets recognized on temporary differences and assessed losses

On June 30, 2026, the Company recognized deferred tax assets (DTA) to the value of US$19.0 million (December 31, 2025, US$20.7 million) that include deferred tax on temporary differences and tax losses carried forward.

Management assessed the Company's ability to realize DTA recognized and concluded that the full amount of DTA reported on June 30, 2026, will be realized within the next ten years. The Company continues to monitor the realization of DTA.

20.	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated interim financial statements, the Company was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded relating to any of the matters below.

Tax Matters

The Company is involved in three administrative or judicial proceedings with a risk of loss evaluated as possible. These cases are summarized below:

(a)	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against Patria (“Patria Investimentos Ltda.”), demanding the collection of Social Integration Program (“PIS”), and Social Security Financing Contribution (“COFINS”), allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. As of June 30, 2026, the estimated value involved in this proceeding was US$7.5 million (December 31, 2025: US$7.1 million).

(b)	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against Patria (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. The Company filed its defense and a decision by the administrative court is currently pending. As of June 30, 2026, the estimated amount involved in this proceeding was US$2.8 million (December 31, 2025: US$2.7 million).

(c)	On April 02, 2025, Platam Investments Brazil Ltda. (“PLATAM”) received a tax assessment notice questioning non-payment of municipal tax over services (“ISS”) in 2022 and 2023. The aggregated amount involved in this proceeding on June 30, 2026, was US$1.7 million (December 31, 2025: US$1.5 million).

Civil Matters

On June 30, 2026, the Company was involved in a small number of related proceedings, mainly related to lawsuits filed by third parties seeking the Company's joint liability for the acts of certain of the Company's service providers and/or Portfolio Companies of Patria-managed funds.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On April 17, 2026, the Company has been formally released from any liability in respect of the US$83.0 million commercial dispute initiated by third parties seeking to hold the Company jointly liable in connection with the termination of a share purchase and sale agreement entered into by a portfolio company of one of the funds managed by the Company. As a result, the Company is not involved in any material civil proceedings as of the date of this report.

Labor Matters

The Company is party to a small number of labor-related proceedings, all of which are immaterial individually and in aggregate. With input from the Company’s external counsel, management assessed the risk of loss in these proceedings as possible, and no provision has been recorded.

21.	Commitments

The Company is subject to commitments which occur in the normal course of business. The Company plans to fund these commitments out of existing facilities and internally generated funds.

(a)	Lease commitments

The lease commitments in which the Company is a lessee refer to the leasing of its office spaces located in Grand Cayman, Bogotá, London, Montevideo, New York, Santiago; São Paulo and Medellín.

The condensed consolidated statements disclose the following amounts relating to leases:

Amounts recognized in the consolidated statement of financial position

	June 30, 2026	December 31, 2025
Right-of-use assets	39,171	33,774
(-) Depreciation of right-of-use assets	(15,156)	(12,303)
Right-of-use assets	24,015	21,471

Lease liabilities (other current liabilities)	8,556	4,333
Lease liabilities (other non-current liabilities)	18,734	19,483
Lease liabilities	27,290	23,816

Amounts recognized in the unaudited consolidated statement of income

	3-months		6-months
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Depreciation of right-of-use assets	(1,283)	(1,080)	(2,524)	(1,901)
Interest on lease liabilities	(437)	(491)	(866)	(854)

Amounts recognized in the consolidated statement of cash flows

	3-months	6-months
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Principal paid	(1,707)	(1,049)	(3,325)	(1,957)
Interest on lease liabilities	(437)	(491)	(866)	(854)

No notable lease movements took place during the six-month period ended June 30, 2026.

Refer to note 31 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 32 for disclosures on leases with related parties.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Consideration payable from acquisition

The following table reflects consideration payable from acquisition transactions.

	June 30,2026	December 31,2025

Consideration payable from acquisition (a)	177,564	130,512
Contingent consideration payable (b)	46,479	41,429
Deferred consideration payable (c)	10,808	10,100
Other consideration payable	2,557	2,393
Total consideration payable from acquisitions	237,408	184,434

Consideration payable from acquisition (a)	109,690	102,382
Contingent consideration payable (b)	-	7,021
Deferred consideration payable (c)	5,423	9,056
Other consideration payable	2,557	-
Current liabilities – consideration payable from acquisitions	117,670	118,459

Consideration payable from acquisition (a)	67,874	28,130
Contingent consideration payable (b)	46,479	34,408
Deferred consideration payable (c)	5,385	1,044
Other consideration payable	-	2,393
Non-current liabilities – consideration payable from acquisitions	119,738	65,975

(a)	Consideration payable from acquisition is comprised of outstanding purchase prices payable for the acquisition of businesses and fund management rights. The consideration payable balances outstanding on June 30, 2026, are as follows:

i.	On August 1, 2024, the Company exercised its option to acquire the remaining 50% interest in VBI from the non-controlling interest. The option arrangement was put in place between the Company and the non-controlling interest of VBI upon the business combination that took place during July 2022. The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI. The consideration of R$404.5 million (US$73.5 million) for the 50% common shares of VBI will be settled through cash (R$229.2 million or US$41.7 million) and the issue of Class A common shares of the Company (R$175.3 million or US$31.9 million). The cash consideration will be/was settled as follows:

▪	R$22.2 million (US$4.2 million) on closing date (amount was paid on August 1, 2024);

▪	R$98.4 million (US$18.3 million) twelve months after closing date (amount was paid on August 13, 2025); and

▪	R$108.6 million (US$19.7 million) twenty-four months after the closing date (August 1, 2026).

The preferred stock of R$38.7 million (US$7.1 million) is to be settled in cash. The first payment of R$3.8 million (US$0.7 million) was made on August 1, 2024, with a second payment of R$4.2 million (US$0.8 million) on July 31, 2025.

On January 20, 2026, the Company issued 1,074,339 Class A common shares of the Company (approximately US$18.7 million) settling the equity portion of the consideration payable - refer to note 33. Additionally, on January 29, 2026, the Company paid US$2.7 million in cash as settlement of the cash consideration payable. On June 30, 2026, US$23.6 million remains payable (December 31, 2025: US$39.6 million).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

ii.	On December 23, 2024, the Company entered into an agreement acquiring an additional 29.72% interest in Igah IV for R$24.3 million (US$4.4 million) that will be settled in cash between the years 2024 and 2028 (adjusted for time value of money using the Brazilian interbank deposit (“CDI”)). The Company settled the amount of R$4.1 million (US$0.8 million) during December 2024 and R$2.9 million (US$0.5 million) during 2025. During first quarter of 2026, the Company paid US$1.3 million in cash. On June 30, 2026, a balance of US$1.8 million remains payable (December 31, 2025: US$2.8 million).

iii.	The acquisition of CSHG in 2024 triggered a R$50.0 million (US$9.1 million) price adjustment to the consideration paid for the acquisition of VBI, of which R$25.0 million (US$4.9 million) was paid on April 1, 2024, issuing 337,992 Class A common shares of the Company. The remaining amount of R$28.4 million or US$5.2 million (equivalent to the R$25 million adjusted for time value of money using CDI) became due and payable on the finalization of CSHG funds transfer, of which R$8.3 million (US$1.5 million) was settled in cash on August 1, 2024, and R$9.5 million (US$1.8 million) on August 13, 2025.The remaining payable of R$10.6 million (US$1.9 million) was outstanding as of December 31, 2025. In April and May 2026, the outstanding balance was fully settled, in 158,309 Class A common shares, adjusted for time value of money using CDI (equivalent to R$13.3 million US$2.6 million).

iv.	On April 26, 2024, the Company acquired a carve-out interest in Abrdn Investment Management Limited. The Company paid the amount of US$20.1 million on February 06, 2025, with a balance of US$29.0 million outstanding on March 31, 2026 (December 31, 2025: US$29.0 million). The outstanding amount was settled on April 24, 2026.

v.	On July 1, 2025, the Company acquired the contractual rights of Vectis Gestão de Recursos for R$100.0 million (US$18.3 million) through Patria VBI Securities Ltda. R$25.0 million (US$4.6 million) was paid on July 1, 2025, with the outstanding contractual balance of R$75.0 million (US$13.7 million) to be settled within the next thirty-six months. On June 30, 2026, a balance of R$86.0 million (US$16.6 million) remains payable, after being adjusted for time value of money using CDI.

vi.	On July 15, 2025, the Company acquired the fund management rights of Genial Gestão and Plural Gestão de Recursos for R$82.0 million (US$14.9 million). The amount of R$31.6 million (US$5.9 million) was paid in cash at acquisition with the remaining contractual balance of R$50.4 million (US$9 million) payable in two equal installments on January 31, 2026, and June 30, 2026. On January 29, 2026, and June 30, 2026, the Company paid R$25.3 million (US$4.6 million) and R$27.1 million (US$5.3 million) respectively in cash (adjusted for time value of money using CDI) with a balance of R$2.8 million (US$0.5 million) outstanding on June 30, 2026.

vii.	For the period ended June 30, 2026, no payments were due for the acquisition of Patria Asset Management (formerly BanColombia) with a balance of US$34.6 million that remains payable (December 31, 2025: US$33.0 million), to be settled in cash from December 2026 to December 2030.

viii.	On January 2, 2026, the Company acquired Solis Investimentos Ltda and Iter Gestora De Recursos Ltda., for R$220.7 million (US$42.3 million). The amount of R$167.0 million (US$32.0 million) was paid during the period from January to March 2026, with the outstanding balance to be settled within the next 12 months (adjusted for time value of money using CDI). During the period April 1 to June 30, 2026, the Company recognized a purchase price adjustment related to the business combination with Solis Investimentos Ltda in the amount of R$0.7 million (US$0.1 million) and Iter in the amount of R$10.6 million (US$2.0 million) payable. In May 2026, the amount of R$0.7 million (US$0.1 million) was paid. On June 30, 2026, a balance of R$68.6 million (US$13.3 million) (adjusted for time value of money using CDI) remains payable to be settled.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

ix.	On February 2, 2026, the Company acquired RBR Gestão de Recursos, for R$476.9 million (US$91.4 million). The amount of R$118.9 million (US$22.8 million) was paid in February 2026 with the balance to be settled over the next 36 months. The amount of R$5.3 million (US$1.0 million) was paid on April 01, 2026, with a balance of R$352.7 million (US$71.9 million) remaining payable (adjusted for time value of money using CDI).

x.	On April 1, 2026, the Company acquired WP Global Partners LLC, for US$50.5 million. The purchase price was comprised of multiple components, including: (i) US$15.0 million payable at closing, (ii) US$ 0.4 million payable due to the price adjustment post-closing (iii) US$15.0 million payable on April 1, 2027 (adjusted for time value of money using SOFR 3.63% + 0.45%), (iv) deferred consideration of US$8.4 million, and (v) a contingent earn-out component of US$11.7 million at the acquisition date.

(b)	Contingent consideration payable is comprised of earn-outs payable to former owners of acquired businesses if agreed targets are reached. The contingent consideration balances outstanding on June 30, 2026, are as follows:

i.	The earn-out payable linked to the carve-out acquisition in Aberdeen Inc. had a fair value of US$29.1 million on June 30, 2026 (US$29.1 million on December 31, 2025) and remains payable on June 30, 2026.

ii.	On December 31, 2025, the BlueMacaw earn-out payable was US$7.5 million. On April 7, 2026, the Company paid US$2.2 million, with the outstanding contractual balance of US$5.3 million (equivalent to US$5.8 million, adjusted for the time value of money using CDI as of June 30, 2026), which is payable on March 03, 2028.

iii.	The Kamaroopin earn-out conditions were not satisfied as of the verification date, as such no amount has been due or payable since December 31, 2025.

iv.	The WP earn-out payable is based on performance related measures. The earn-out fair valued amount of US$11.7 million is payable on March 31, 2029.

(c)	Deferred consideration payable is comprised of retention bonuses payable to management and employees of certain acquired businesses. The retention bonuses outstanding on June 30, 2026, are as follows:

i.	A retention bonus of US$2.4 million (December 31, 2025: US$2.1 million) is payable to management and employees of CSHG and will be settled over a period of two to four years.

ii.	A commission bonus of US$8.4 million is payable to management of WP Global Partners and will be settled during the period from October 1, 2026 to February 28, 2029.

(c)	Gross obligation under put option

i.	Igah GP IV – Option arrangements

The business combination with Igah GP IV concluded on November 30, 2022, and included Igah Option arrangements to acquire the remaining interest in Igah GP IV from the selling shareholders.

The Company increased its interest in Igah GP IV on December 23, 2024, that resulted in partial derecognition of the gross obligation. The option to exercise the remaining portion of the call and put option was extended to take place between November 2025 and November 2027.

ii.	Tria – Option arrangements

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The business combination with Tria, concluded on April 2, 2024, includes option arrangements with the non-controlling shareholders of Tria. The Tria put options can be individually exercised by each non-controlling shareholder, being December 31, (i) 2029; (ii) 2030; or (iii) 2031, the “Base Date” and each month of April for the years between 2029, 2030 or 2031 the “Option Window”. If the Tria put options are not exercised during the option window, the Company may exercise the Tria call options in the month of May immediately after the end of each Tria put option window.

The fair value of the Tria put option was determined using a Monte Carlo simulation. The assumptions for the simulation are the volatility of the variable in question, the risk-free discount rate and the time remaining until maturity. The corresponding entry related to the option was classified within other equity reserves as of June 30, 2026.

iii.	Solis and Iter – Option arrangements

The business combination with Solis and Iter concluded on January 2, 2026, and includes option arrangements with the non-controlling shareholders of Solis and Iter. Both put and call options may be exercised during a 120-day window starting in January 2029. The corresponding entry related to the option was classified within other equity reserves as of June 30, 2026.

Changes in gross obligations under put option for the periods ended on June 30, 2026 and 2025, were as follows:

	Notes	Igah IV	VBI	Tria	Solis	Iter	Total
Balance on December 31, 2024		2,503	-	15,755	-	-	18,258
Cumulative translation adjustment		(897)	-	2,324	-	-	1,427
Gross obligation recognized/ (derecognized)		(637)	257	2,159	-	-	1,779
Gross obligation fair value changes	26	(969)	(257)	4,339	-	-	3,113
Balance on December 31, 2025		-	-	24,577	-	-	24,577
Balance on December 31, 2025	-	-	24,577	-	-	24,577
Cumulative translation adjustment	-	-	(1,729)	1,271	360	(98)
Gross obligation recognized	-	-	-	25,257	7,146	32,403
Gross obligation adjustments	-	-	(1,548)	-	-	(1,548)
Balance on June 30, 2026	-	-	21,300	26,528	7,506	55,334

22.	Net revenue from services

	Three-month period ended June 30,		Six-month periods ended June 30,
	2026	2025	2026	2025
Revenue from management fees	108,615	77,922	208,357	154,497
Revenue from incentive fees	3,121	2,291	3,147	2,555
Revenue from performance fees	-	-	-	767
Fund fees	111,736	80,213	211,504	157,819

Revenue from advisory and other ancillary fees	7,360	2,309	10,901	4,270

Total gross revenue from services (a)	119,096	82,522	222,405	162,089

Rebate fees	(4,648)	-	(8,331)	-
Taxes on revenue	(3,158)	-	(5,715)	-
Net revenue from services	111,290	82,522	208,359	162,089

The following is the breakdown of revenue by region (b):
Brazil	27,784	15,417	50,605	28,740
Cayman Islands	34,474	34,095	69,375	67,821
Chile	14,931	8,537	26,489	16,738
Colombia	5,707	4,237	11,171	8,331
Uruguay	663	852	1,677	1,650
United Kingdom	22,466	18,644	42,891	37,051
Mexico	42	-	89	-
Peru	27	-	28	-
United States of America	5,196	740	6,034	1,758
Net revenue from services	111,290	82,522	208,359	162,089

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Growth in revenue from management fees compared to June 30, 2025, is driven by business combinations concluded during the first quarter of 2026 (refer to note 30) as well as inflows within the credit funds.

(b)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Company attract and retain many global investors that represent the Company's portfolio of clients. None of the Company's individual clients represent more than 10% of the total revenues for the periods presented.

23.	Personnel expenses and carried interest allocation

	Three-month period ended June 30,		Six-month periods ended June 30,
	2026	2025	2026	2025
Salaries and wages	(19,556)	(13,997)	(35,552)	(27,844)
Rewards and bonuses	(15,900)	(7,465)	(26,892)	(13,157)
Social security contributions and payroll taxes	(3,324)	(2,122)	(7,116)	(4,312)
Strategic Bonus	-	(202)	-	(401)
Restructuring costs – personnel	(6,543)	(2,962)	(14,557)	(4,105)
Share based incentive plan (refer to note 29(d))	(6,119)	(3,856)	(11,626)	(7,439)
Other short-term benefits	(3,336)	(2,478)	(5,936)	(4,892)
Personnel expenses	(54,778)	(33,082)	(101,679)	(62,150)
Carried interest allocation expenses (a)	-	(897)	-	(897)

(a)	Carried interest allocation refers to the Company’s employees’ right to up to 35% of the performance fees recognized from certain investments funds. As of June 30, 2026, US$ 28.9 million (US$ 22.1 million as current and US$ 6.8 million as non-current) (December 31, 2025: US$ 27.6 million with US$ 19.3 million as current and US$ 8.3 million as non-current) remains payable primarily related to performance fees recognized from investment funds.

24.	Amortization of intangible assets

	Three-month period ended June 30,		Six-month periods ended June 30,
	2026	2025	2026	2025

Amortization of non-contractual customer relationships	(3,642)	(2,703)	(7,277)	(6,921)
Amortization of contractual rights	(6,878)	(4,002)	(9,982)	(7,285)
Amortization of placement agents’ fees	(580)	(679)	(1,118)	(1,339)
Amortization of brands	(959)	(924)	(1,921)	(1,834)
Amortization of software	(536)	(460)	(1,086)	(893)
Amortization of non-competes	(476)	(456)	(940)	(888)
Amortization of intangible assets (refer to note 14)	(13,071)	(9,224)	(22,324)	(19,160)

25.	General and Administrative expenses

	Three-month period ended June 30,		Six-month periods ended June 30,
	2026	2025	2026	2025
Professional services	(5,837)	(4,486)	(12,511)	(9,479)
IT and telecom services	(1,955)	(1,121)	(3,672)	(2,826)
Depreciation of right-of-use assets	(1,283)	(1,080)	(2,524)	(1,901)
Travel expenses	(1,962)	(1,529)	(3,269)	(2,665)
Marketing and events	(1,490)	(1,070)	(2,601)	(2,038)
Occupancy expenses	(1,095)	(544)	(1,807)	(1,241)
Depreciation of property and equipment	(644)	(507)	(1,276)	(982)
Professional services - SPAC	-	(82)	-	(340)
Insurance	(312)	(173)	(456)	(359)
Taxes and contributions	(306)	(174)	(554)	(405)
Materials and supplies	(1,067)	(140)	(1,832)	(243)
Other administrative expenses	(903)	(777)	(1,346)	(1,249)
General and Administrative expenses	(16,854)	(11,683)	(31,847)	(23,728)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

26.	Other income and Other expenses

	Three-month periods ended June 30,		Six-month periods ended June 30,
Other income	2026	2025	2026	2025
Energy trading contracts – net realized gains	1,080	227	1,005	2,100
Energy trading contracts – fair value adjustments	7,702	1,763	11,849	3,928
Gross obligation adjustment	1,548	-	1,548	-
	10,330	1,990	14,402	6,028
Other expenses
Transaction costs	(3,710)	(376)	(6,498)	(1,633)
Gross obligation adjustment	-	-	-	-
Integration costs (a)	(228)	(1,214)	(538)	(2,468)
Other	(253)	(1,121)	(157)	(895)
	(4,191)	(2,711)	(7,193)	(4,996)

(a)	Expenditure paid to third party service providers assisting in the reorganization and integration of acquired businesses to improve the Company’s long-term future performance and efficiency.

27.	Finance Income and Financial expenses

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2026	2025	2026	2025
Financial income
Financial investment income	2,205	943	3,638	1,433
Unrealized gains from long-term investments	1,489	-	1,489	20
Unrealized gains on other financial instruments	562	-	2,177	-
Unrealized gains on asset-linked receivable	-	-	-	3,053
Foreign exchange gains	236	238	2,551	453
Other financial income	33	-	33	-
Total finance income	4,525	1,181	9,888	4,959

Financial expenses
Unrealized losses on long-term investments	218	(1,330)	(604)	(6,337)
Unrealized loss on warrant liability	-	-	-	(1,102)
Unrealized losses on other derivative financial instruments	-	-	-	(929)
Unrealized losses on total return swap	(4,797)	-	(10,108)	-
Consideration payable from acquisition adjustments	(4,266)	(4,667)	(8,648)	(6,332)
Commission, brokerage and financing expenses	(428)	(452)	(2,628)	(998)
Interest on lease liabilities	(437)	(491)	(866)	(854)
Interest on loans (refer to note 16)	(5,005)	(3,496)	(8,488)	(6,978)
Interest on accounts receivable	-	-	-	(3,086)
Interest on asset-backed payable	(1,115)	-	(2,217)	-
Gross obligation adjustments (b)	-	(831)	-	(1,934)
Foreign exchange losses	(2,082)	(609)	(5,230)	(1,055)
Other financial expenses	(1,108)	(405)	(1,961)	(1,380)
Total finance expenses	(19,020)	(12,281)	(40,750)	(30,985)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

28.	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime whereas subsidiaries of the Company headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended June 30,		Six-month periods ended June 30,
Reconciliation of income tax	2026	2025	2026	2025
Income before income taxes	16,881	14,950	26,111	29,554

Impact of difference in tax rates of foreign subsidiaries	(2,272)	(2,629)	(6,899)	(10,142)
Other	-	1,800	-	11,267

Total income taxes (a)	(2,272)	(829)	(6,899)	1,125
Current	(6,192)	(3,410)	(11,552)	(7,605)
Deferred (b)	3,920	2,581	4,653	8,730
Effective tax rate - total	(13.5%)	(5.5%)	(26.4%)	3.8%

(a)	No amounts related to income taxes have been recognized directly in equity.

(b)	Refer to note 19 for a breakdown in deferred tax movements for the six-month periods ended June 30, 2026, and June 30, 2025.

International Tax Reform – Pillar Two

The International Tax Reform - Pillar Two Model Rules, also referred to as the "Global Anti-Base Erosion" or "GloBE" Rules, was released by the Organization for Economic Co-operation and Development (OECD) on December 20, 2021. Delegates from all Inclusive Framework (IF) member jurisdictions developed the rules, and over 135 jurisdictions agreed to update the international tax system, considering it was no longer fit for purpose in a globalized and digitalized economy.

Pillar Two Rules aim to ensure that large multinational enterprises with consolidated revenues of EUR 750 million or more in at least two of the last four years pay a minimum effective corporate tax rate of 15% on income arising in each jurisdiction with revenue-generating activities. The means by which GloBE must be incorporated into domestic law is determined by each implementing jurisdiction.

For the period ending June 30, 2026, the Company has not incurred any top-up tax, considering it did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for under IFRS have not exceeded EUR 750 million in at least two of the last four years, and the Company also does not expect to exceed the mentioned threshold in the 2026 financial year.

Furthermore, the Company operates in multiple jurisdictions (Uruguay, Brazil, Cayman Islands, Chile, Colombia, Argentina, Hong Kong, the United States of America, and the United Kingdom), and the application of the Pillar Two rules requires jurisdictions to enact legislation to apply the Pillar Two rules.

Transfer pricing and related tax considerations

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

All the jurisdictions in which the Company operate have enacted rules on transfer pricing that require intragroup transactions to be conducted on arm’s-length terms.

The Company regularly obtains advice regarding, inter alia, transfer pricing from external tax advisors to ensure that transactions conducted between and among subsidiaries, including, but not limited to, provision of marketing, investor relations, investment advisory and business support services, are made on a commercial basis and consistent with the arm’s length principle as set forth under the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-Operation and Development (the “OECD Guidelines”), as well as local legislation of the entities involved in the controlled transactions.

29.	Equity

(a)	Capital

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are undesignated as yet and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 163,422,955 common shares issued and outstanding, of which 70,477,525 are Class A common shares and 92,945,430 are Class B common shares. As at the period ending June 30, 2026, Patria holds 892,874 Class A shares as treasury shares, resulting in a total of 162,530,081 common shares outstanding.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into the same quantity of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether for value or no value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share, and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Restrictions on transfer

As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition's closing date (December 01, 2021) until the earlier of (a) the Moneda former partner's termination of employment with the Company or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50% of the relevant collateral shares.

As of June 30, 2026, and December 31, 2025, the issued share capital was distributed as follows:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	June 30, 2026		December 31, 2025
	Shares	Capital (US$)	Shares	Capital (US$)
Total	162,530,081	16,253	159,468,552	15,947
Class A	69,584,651	6,958	66,523,122	6,652
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of June 30, 2026, and December 31, 2025, are presented below:

	June 30, 2026	December 31, 2025
Class A	517,779	461,153
Class B	186,101	186,101
Gross total	703,880	647,254
Utilized for dividends declared (refer to note 29(c))	(95,616)	(57,850)
Net additional paid-in capital	608,264	589,404

The movements in additional paid-in capital for the six-month period ended June 30, 2026, are summarized below:

i.	On January 20, 2026, the Company issued 1,074,339 Class A common shares (US$ 18.7 million) to VBI’s previous owners as part settlement of the VBI option exercise.

ii.	On February 24, 2026, and in April 2026, the Company issued 1,693,231 and 212,486 Class A common shares of the Company (US$ 25.7 million) settling bonuses of employees and key management as part of the bonus share plan.

iii.	On February 26, 2026, the Company issued 50,599 Class A common shares (US$0.7 million) as part settlement of carried interest payable.

iv.	On April 28, 2026, the Company issues 158,309 Class A common shares, as settlement of retention bonuses payable to CSHG employees and key management (US$2.7 million).

v.	On April 16, 2026 and April 28, 2026, the Company issued 190,624 and 524,324 of Class A common shares respectively (US$2.4 million and US$6.5 million respectively), as part of the performance and matching long term incentive plan programs.

vi.	On May 26, 2026, the Company issued 50,491 Class A common shares of the Company settling the final tranche of the Moneda deferred consideration.

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders quarterly deploying accumulated retained earnings. The current year’s dividends declared to date were in excess of available retained earnings, however, under Cayman Law, dividends may also be distributed out of additional paid-in capital. As a result, additional paid-in capital of US$37.8 million (December 31, 2025: US$9.5 million) was transferred to retained earnings to fund the dividends declared in excess of accumulated retained earnings. The Company remains in a position to pay its debts as they fall due in the ordinary course of business.

Dividends declared and paid by the Company to the Company’s shareholders for the six-month periods ended June 30, 2026, and 2025 were:

Shareholder	June 30, 2026		June 30, 2025
		US$		US$
Class A	21,738	0.3108	19,610	0.2979
Class B	28,891	0.3108	27,691	0.2979
Total	50,629	0.3108	47,301	0.2979

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Share based incentive plans

The equity incentive programs under the long-term incentive plan (“LTIP”) are restricted share plans in which eligible participants include members of the Company’s management and its employees. Beneficiaries under the equity incentive programs are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the LTIP Committee.

The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of June 30, 2026, Grants A and B disclosed below have been granted from the LTIP.

A new LTIP was approved and launched on February 26, 2024. From 2024 going forward, a maximum of 5,380,000 shares can be granted from the LTIP. As of June 30, 2026, Grant C, Grant D and Matching program disclosed below have been granted from the LTIP.

Grant A

Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant A shall not exceed 101,408 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs may be issued in the future, subject to the boost grant requirements being met).

Grant B

Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant B shall not exceed 357,132 (297,610 PSUs were granted to eligible participants under Grant B and the remaining 59,522 PSUs may be issued in the future, subject to the boost grant requirements being met).

Grant C

Grant C was provided to eligible participants commencing from June 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant C shall not exceed 3,389,796. PSUs totaling 2,384,830 were granted to eligible participants under Grant C, and the remaining 564,966 PSUs may be issued in the future, subject to the boost grant requirements being met. 543,953 Restricted Stock Units (“RSUs”) were also issued where eligible participants are required to remain in service for a specified period with no performance condition attached to the RSUs.

Grant D

Grant D was provided to eligible participants commencing from January 2025 in accordance with the terms of the LTIP.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The defined maximum number of shares under Grant D shall not exceed 2,353,655 (1,961,379 PSUs were granted to eligible participants under Grant D and the remaining 392,276 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant E

Grant E was provided to eligible participants commencing from February 2026 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant E shall not exceed 2,049,509 (1,707,924 PSUs were granted to eligible participants under Grant E and the remaining 341,585 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Matching program

The Matching program was provided to eligible participants commencing from February 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under the Matching program shall not exceed 924,008 RSUs which were granted during 2024.

The defined maximum number of shares under the Matching program for 2025 shall not exceed 1,557,247 RSUs which were all granted.

The defined maximum number of shares under the Matching program for 2026 shall not exceed 1,252,067 RSUs which were all granted.

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021, and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant shall not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSU might be issued subject to the boost grant requirements being met).

The table below reflects the share plan activity for the periods ended June 30, 2026, and December 31, 2025:

	IPO Grant	Grant A	Grant B	Grant C	Grant D	Grant E	Grant C	Matching program
	Number of PSUs (in thousands)						Number of RSUs (in thousands)

Outstanding, December 31, 2024	105	65	260	2,785	-	-	544	908

Granted	-	-	-	-	1,961	-	-	1,557
Forfeited	-	-	-	(15)	(17)	-	-	(112)
Vested	-	-	-	-	-	-	(61)	-
Outstanding, December 31, 2025	105	65	260	2,770	1,944	-	483	2,353
Granted	-	-	-	-	-	1,708	-	1,296
Vested	-	-	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-	-	-
Outstanding, June 30, 2026	105	65	260	2,770	1,944	1,708	483	3,649

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The weighted-average fair value of PSU and RSU shares was determined on the grant date and calculated based on a Monte Carlo simulation, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$ 13.05
Grant A	December 1, 2022	US$ 8.80
Grant B	January 22, 2023	US$ 12.37
Grant C - PSU	January 19, 2024	US$ 9.99
Grant C - RSU	June 30, 2024	US$ 12.06
Grant D - PSU	January 22, 2025	US$ 7.51
Grant E - PSU	February 27, 2026	US$ 5.22
Matching program	February 28, 2024	US$ 14.89
Matching program	February 28, 2025	US$ 9.12
Matching program	February 27, 2026	US$ 10.75

Reconciliation of the capital reserves:

Description	2026	2025
Opening balance – January 01	46,646	22,041
Share based incentive plan expense (Refer to note 23)	11,626	17,298
Bonus share plan accrual	21,765	19,168
Bonus share plan settled	(34,575)	(11,627)
RSU vested	-	(234)
Closing balance – June 30	45,462	46,646

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Company’s consolidated net income attributable to the holders of the Company’s common shares for the six-month period ended June 30, 2026.

Share transactions that affected basic earnings per share

Employee-profit sharing

Certain employees received their profit-sharing awards for the year ending December 31, 2025, in the form of Class A common shares of the Company. As the shares vested with the issuance of 1,905,717 Class A common shares of the Company to the eligible employees, the weighted average impact of the issuance (approximately 416,106 shares) has been included in the basic earnings per share for the six-month period ended June 30, 2026.

VBI call option exercised

On August 01, 2024, the Company exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Company and the non-controlling interest of VBI upon the business combination that took place during July 2022. The option arrangement includes the acquisition of 50% common shares and the preferred stocks from previous owners of VBI with the purchase consideration that includes an equity settlement of R$ 175.3 million

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(approximately US$ 32.0 million) that will be settled with the issuance of Class A common shares of the Company in two equal tranches during January 2025 and January 2026. The 2025 tranche was settled on January 21, 2025, and the weighted average impact of approximately 1,247,000 shares has been included in the basic earnings per share for the six-month period ended June 30, 2025. The 2026 tranche was settled on January 20,2026, and the weighted average impact of approximately 421,171 shares has been included in the basic earnings per share for the six-month period ended June 30, 2026.

Carry bonus

On February 26, 2026, the Company issued 50,599 Class A common shares of the Company settling a portion of the carried interest payable. The weighted average impact of the issuance (approximately 19,958 shares) has been included in the basic earnings per share for the period ended June 30, 2026.

CSHG transaction bonus

On April 28, 2026, management of CSHG were compensated through the issue of Class A common shares of the Company as part of the acquisition transaction. The weighted average impact of the issuance (approximately 56,288 shares) has been included in the basic earnings per share for the period ended June 30, 2026.

Performance and matching incentive

On April 16, 2026 and April 28, 2026, the Company issued 190,624 and 524,324 of Class A common shares, for the performance and matching long term incentive plan programs. The weighted average impact of the issuance (approximately 283,604 shares) has been included in the basic earnings per share for the period ended June 30, 2026.

Moneda deferred consideration

On January 29, 2025, an amendment to the Moneda share and purchase agreement was executed with Moneda’s former partners, who are currently employees of the Group, to settle the second installment of deferred consideration with equity through the issuance of the Company’s Class A common shares. On May 26, 2026, 50,491 Class A common shares were issued in relation to this. The weighted average impact of the issuance (approximately 10,098 shares) has been included in the basic earnings per share for the period ended June 30, 2026.

Potential share transactions considered for diluted earnings per share

Share based incentive plans

PSUs

The potential dilutive impact of share-based incentive programs with performance conditions are dependent on whether vesting conditions are deemed to be met on the reporting date. On June 30, 2026, and December 31, 2025, the performance conditions were not met with no impact on diluted earnings per share. PSUs could potentially dilute basic earnings per share in future.

RSUs

RSUs are stock units with a service condition. On reporting date, all the service conditions are deemed to be met for outstanding RSUs and the weighted average number of potential shares, determined by using the treasury share method, is included in the calculation of diluted earnings per share for the period ended June 30, 2026 (approximately 2,367,242 shares).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

CSHG deferred consideration – with vesting requirements

With the acquisition of CSHG key employees of the acquired business will be compensated through the issue of Class A common shares of the Company, if the required vesting conditions are met. The total future and outstanding compensation of approximately US$5.3 million is subject to a vesting period between 2026 until 2027. The weighted average number of potential shares to be issued, if vesting conditions are met, are included in the calculation of diluted earnings per share for the period ended June 30, 2026 (approximately 26,100 shares).

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares for the period ended June 30, 2026.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2026	2025	2026	2025

Net income for the period attributable to the Owners of the Company	10,691	12,851	12,864	28,515
Basic weighted average number of shares	161,384,267	159,689,104	160,181,133	158,844,076
Basic earnings per share	0.06624	0.08048	0.08031	0.17952
Diluted weighted average number of shares	164,044,360	160,676,341	162,574,476	160,350,958
Diluted earnings per share	0.06517	0.07998	0.07913	0.17783

(f)	Gross obligation – non-controlling interest

The business combination with Tria includes put option arrangements relating to the non-controlling interest as disclosed in note 21(c). The amounts payable under the option arrangements are recognized as the unaudited consolidated financial instruments reflecting the present value of the expected gross obligation payable under the arrangements and form part of other reserve in the consolidated statement of changes in equity. As of June 30, 2026, the gross obligation had a present value of US$21.3 million (December 31, 2025: US$ 24.6 million).

The business combination with Solis and Iter includes put option arrangements with the non-controlling shareholders of Solis and Iter, granting them the right to sell their remaining 49% interest to the Company at a future date, as disclosed in note 21(c). The amounts payable under the option arrangements are recognized as the unaudited consolidated financial instruments reflecting the present value of the expected put option payable under the arrangements and form part of other reserves in the consolidated statement of changes in equity. As of June 30, 2026, the put option had a value of US$34.0 million.

(g)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury shares reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within additional paid-in capital.

During February 2026, Patria bought back 892,874 shares from its shareholders and the market, in the amount of US$ 12.7 million.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(h)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Company's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(i)	Non-controlling interests

As of June 30, 2026, the Company had eight subsidiaries with non-controlling interests as per the table below.

		Equity		Income / (loss)
		For periods ended		Six-month periods ended June 30,
Non-controlling interest	Interest	June 30, 2026	December 31, 2025	2026	2025
Patria Asset Management	49.26%	19,475	19,937	1,214	1,069
Tria	41.10%	21,178	(1,092)	3,032	1,041
Patria Real Estate Latam*	1.10%	278	232	26	18
PEVC I General Partner IV*	57.08%	298	157	140	36
Pat HoldCo Servicios*	49.00%	2,377	2,337	(28)	-
SH Manco Holding*	25.00%	97	98	(1)	-
Solis	49.00%	22,586	-	1,239	-
Iter	73.99%	9,168	-	726	-
		75,457	21,669	6,348	2,164

* Due to the immaterial values attributable to the non-controlling interest in these subsidiaries, no additional information is disclosed in these unaudited condensed consolidated interim financial statements.

The dividends declared to non-controlling interests represent the share of the subsidiary’s profits that are distributed to the shareholders who hold the non-controlling interests. These dividends are accounted for as a decrease in equity attributable to non-controlling interests.

For the six-month period ending June 30, 2026, a dividend of US$4.8 million was paid to Patria Asset Management.

30.	Business combinations

The following business combinations were accounted for under the acquisition method:

(a)	Solis Investimentos Ltda and Iter Gestora de Recursos Ltda in Brazil

On January 2, 2026, the Company completed a transaction to obtain a controlling interest of 51% in the voting equity interest of Solis Investimentos Ltda., a Brazilian investment manager specializing in structuring and management of Collateralized Loan Obligations (“CLOs“), for a total consideration transferred of US$33.9 million (R$175.3 million).

For the six-months ending June 30, 2026, the Company paid in cash US$25.7 million of the total consideration. The remaining balance which is recorded as consideration payable in the amount of US$8.2 million will be settled in cash in January 2027 (Note 21(b)). The remaining 49% equity interest continues to be held by the existing shareholders and is presented as non-controlling interests.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The acquired business contributed revenue of US$10.0 million and net income of US$3.3 million to the Company for the period January 2, 2026, to June 30, 2026. The acquisition-related cost of US$0.4 million is included in the Company’s condensed consolidated statement of income for the period ended June 30, 2026.

On January 2, 2026, the Company through its subsidiary Solis completed a transaction acquiring 51% controlling interest in Iter Gestora de Recursos Ltda (“Iter”), for a total consideration transferred of US$8.9 million (R$46.2 million). During the quarter ended June 30, 2026, the Company recorded a price adjustment of US$2.0 million (R$10.6 million), relating to Iter acquisition. The adjustment resulted in an increase in the consideration payable and a corresponding increase in goodwill.

For the six-months ending June 30, 2026, the Company paid US$6.7 million (R$34.9 million) in cash, with the remaining balance of US$4.2 million (R$21.9 million), recorded in consideration payable (Note 21) and payable in cash in July 2026 and January 2027.

The remaining 49% equity interest continues to be held by the existing shareholders and is presented as non-controlling interests.

The acquired business contributed revenue of US$2.2 million and net profit of US$ 1.5 million to the Company for the period January 2, 2026 to June 30, 2026. There are no acquisition-related costs included in the Company’s condensed consolidated statement of income for the period ended June 30, 2026.

The goodwill recognized from the acquisitions of Solis and Iter is primarily attributable to expected synergies from combining the acquired credit origination, structuring, investment management and monitoring capabilities with the Company’s existing platform, as well as future growth opportunities and the value of the assembled workforce. The goodwill recognized from the business combination with Solis and Iter will be deductible for tax purposes, however under Brazilian tax regulations, this benefit is only allowed after the completion of the legal merger of the entity.

Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below.

(b)	RBR Gestão de Recursos in Brazil

On February 2, 2026, the Company completed the acquisition of a 100% interest in RBR Gestão de Recursos Ltda. ("RBR"), a Brazilian investment manager overseeing twelve funds, eleven of which are listed Real Estate Investment Trusts (“REITs”) primarily focused on credit and multi-asset strategies.

The total consideration transferred was US$91.4 million (R$477.3 million). During the six-months ending June 30, 2026, the Company paid US$22.7 million and US$1.0 million respectively of the total consideration, with the remaining balance to be settled in cash up to 2029 (Note 21(b)).

Following the acquisition of RBR, the Company recognized the acquired business as a single integrated operation, with the economic substance of the transaction being the acquisition of RBR’s fund management activities. Following the acquisition date, the activities of RBR were fully integrated into the Company’s existing operations and are not separately monitored or reported being impracticable to disclose RBR’s revenue and profit or loss since the acquisition date on a standalone basis. Consequently, the Company is unable to reliably determine the

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

revenue and profit or loss attributable to RBR for the period from the acquisition date to the reporting date, and therefore such amounts have not been disclosed separately, as they are included within the consolidated results of the Company. Management also concluded that the impact as if the acquisition had occurred on January 1, 2026, would not have been material. The acquisition-related cost of US$0.3 million is included in the Company’s condensed consolidated statement of income, in the other expenses, for the period ended June 30, 2026.

The goodwill recognized from the acquisition of RBR is primarily attributable to expected synergies from the integration of RBR’s fund management activities into the Company’s Real Estate platform, including expanded scale, fundraising opportunities, product diversification and operational efficiencies. The goodwill recognized in connection with the RBR acquisition is expected to qualify for tax deductibility under Brazilian tax legislation.

(c)	WP Global Partners Inc.

On April 1, 2026, the Company completed the acquisition of a 100% interest in WP Global Partners Inc. ("WP"), a US-based private equity solutions manager, with capabilities across private equity primaries and co-investments, strengthening Patria’s US private equity platform and presence.

The total consideration transferred was US$50.5 million, which includes a consideration payable of US$30.4 million, a contingent earn-out component of US$11.7 million and a deferred consideration of US$8.4million, which is updated by adjusting for the time value of money using the SOFR plus credit spread. The contractual price (unadjusted by SOFR plus credit spread) was US$50 million.

In April 2026, the Company paid in cash US$15.4 million of the total consideration payable. The settlement of the consideration payable of US$15.0 million will take place on April 1, 2027 (Note 21.b(a)(x)).

The settlement of the contingent consideration is based on the achievement of performance targets during the earn-out period ending in December 2028. The potential undiscounted amount of future payments under the arrangement ranges from US$ nil to US$50.0 million.

The fair value of the contingent consideration as of June 30, 2026 was US$11.7 million and is classified within Level 3 of the fair value hierarchy. The fair value was determined using an income approach based on probability-weighted forecasts is dependent on performance related measures. Significant unobservable inputs included forecast, probability assessments of achieving the relevant performance targets, and the discount rate applied to expected future payments.

The deferred consideration under the terms of the acquisition agreement represents 50% of the final purchase price, together with interest accrued at the applicable Term SOFR rate from the acquisition date until the settlement date. The obligation is contractually payable in cash and is scheduled to be settled between October 2026 and February 2029 (Note 21(b)). The amount of the deferred consideration measured at fair value as of June 30, 2026 was US$8.4 million (adjusted for the time value of money using SOFR plus credit spread).

The acquired business contributed revenue of US$ 4.1 million and net profit of US$ 0.8 million to the Company for the period April 1, 2026 to June 30, 2026. The acquisition-related costs of US$5.1 million are included in the Company’s condensed consolidated statement of income for the period ended June 30, 2026.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The goodwill recognized from the acquisition of WP is primarily attributable to expected benefits from combining WP’s investment management platform with Patria’s Global Private Market Solutions Business. The Company is currently assessing the tax treatment of the goodwill arising from the acquisition. As of June 30, 2026, the determination of whether, and to what extent, the goodwill will be deductible for tax purposes has not been finalized.

Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below.

If all business combinations had happened at the beginning of the period, the Net Revenue and Net Income for the Company consolidated would have been US$213.1 million and US$17.4 million, respectively.

The purchase price allocation of the intangible assets (contractual rights, rights under a service agreement and goodwill) and the consideration payable remain provisional as of June 30, 2026, pending completion of the independent valuation. During the measurement period, provisional amounts may be adjusted to reflect information about facts and circumstances that existed at the respective acquisition dates. Any such adjustments will be recognized retrospectively, with a corresponding impact on goodwill, where applicable.

Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below.

	51% Solis January 2, 2026	51% Iter January 2, 2026	100% RBR February 2, 2026	100% WP April 1, 2026

Cash consideration paid (a)	25,672	6,739	22,775	15,394
Consideration payable (note 21(b))	8,191	4,227	68,595	22,939
Contingent consideration payable (note 21(b))	-	-	-	11,651
Total consideration transferred	33,863	10,966	91,370	49,984

Non-controlling interest (b)	24,288	8,092	-	-
Total consideration and non-controlling interest (b)	58,151	19,058	91,370	49,984

Cash and cash equivalents	906	159	20	1,208
Accounts receivable	2,783	392	3,539	64
Recoverable taxes	22	-	2	87
Short term investments	-	-	-	-
Property and equipment	460	8	-	3,190
Other assets	19	-	-	167
Other liabilities	(507)	(15)	(7)	(4,350)
Personnel and related contributions payable	-	-	(1,939)	(355)
Tax payable	(4,373)	(1,214)	(55)	-
Deferred tax assets / (liabilities)	(6,951)	(2,376)	-	(99)
Intangible assets - contractual rights	57,210	19,562	89,320	19,071
Net identifiable assets acquired	49,569	16,516	90,880	18,983

Total consideration less net identifiable assets acquired: Goodwill	8,582	2,542	490	31,001

The trade receivables acquired were recognized at the acquisition-date fair value, which is equal to the gross contractual amount receivable. Management estimated that no contractual cash flows were expected not to be collected.

The identifiable intangible assets recognized primarily represent contractual customer-related rights acquired as part of the Solis, Iter, RBR and WP acquisitions. The fair values of these assets were determined using income-based valuation techniques, including discounted cash flow methodologies for Solis, Iter, WP and RBR. Those methodologies incorporate assumptions regarding expected future cash flows, customer retention, contract renewal patterns and discount rates.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Deferred tax liabilities recognized as part of the acquisitions primarily relate to differences between the assigned fair values of acquired identifiable intangible assets and their respective tax bases.

(a)	Purchase consideration – cash outflow for the period ending June 30, 2026, to acquire the subsidiaries, net of cash acquired:

	51% Solis January 2, 2026	51% Iter January 2, 2026	100% RBR February 2, 2026	100% WP April 1, 2026	Total
Cash flow reconciliation
Cash consideration paid	25,672	6,739	22,775	15,394	70,580
Less: Cash acquired	(906)	(159)	(20)	(1,208)	(2,293)
Net outflow/(inflow) of cash flow statement- investing activities	24,766	6,580	22,755	14,186	68,287
Non-cash reconciliation
Total consideration and non-controlling interest (b)	58,151	19,058	91,370	49,984	218,563
Net cash outflow	(24,766)	(6,580)	(22,755)	(14,186)	(68,287)
Non-cash additions to the Company’s Statement of Financial Position	33,385	12,478	68,615	35,798	150,276

(b)	The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The accounting policy election is made separately for each business combination. For the acquisitions of Solis and Iter, the Company elected to measure the non-controlling interests at their proportionate share of the acquirees' identifiable net assets, resulting in non-controlling interests of US$24.3 million and US$8.1 million, respectively.

31.	Financial instruments

(a)	Financial instruments by categories

The Company classifies its financial instruments into the categories below:

	Fair value Level	June 30, 2026	December 31, 2025
Financial assets

Financial assets at amortized cost
Accounts receivable		301,273	198,583
Cash and cash equivalents		58,873	53,601
Client funds on deposit and receivables		24,914	25,868
Project advances		18,044	12,270
Deposit/guarantee on lease agreement		2,731	2,558
Other financial instruments – pre-paid energy trading contracts		16,720	15,049
Accounts receivable - Lavoro		15,385	-

Financial assets at fair value through profit or loss
Short term investments	1	54,587	35,111
Investments held in trust account	2	-	-
Accounts receivable - Lavoro	1	-	15,385
Long-term investments – KMP Growth Fund II	2	27,542	23,144
Long-term investments - Lavoro	1	-	1,065
Long-term investments - other	2	23,843	20,318
Other financial assets – Call options	3	6,773	6,372
Other financial assets – Energy trading contracts	2	116,157	164,449
Other financial assets – Total return swap	2	-	1,194

Financial liabilities

Financial liabilities at amortized cost
Asset-backed payable		70,591	68,374
Gross obligation under put option		55,334	24,577
Loans		347,334	174,868
Client funds payable		24,914	25,868
Lease liabilities		27,290	23,816
Consideration payable on acquisition		190,929	143,005
Suppliers		167,531	58,841

Financial liabilities at fair value through profit or loss
Other financial liabilities – Energy trading contracts	2	105,662	149,879
Contingent consideration payable on acquisition	3	46,479	41,429
Other financial liabilities – Total return swap	2	5,388	-

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to hierarchical levels, as included in the Consolidated Financial Statements for the year ended December 31, 2025. There were no transfers between levels during the six-month period ended June 30, 2026.

Financial instruments measured at amortized cost

As of June 30, 2026, and December 31, 2025, the recognized values of financial instruments measured at amortized cost correspond approximately to their fair values. Financial instruments are initially recognized at the present value of the future settlement value and subsequently adjusted for the time value of money where the future expected settlement value is significantly different from the present value. Time value of money is accounted for on loans, gross obligation under put options, consideration payable on acquisitions and lease liabilities. The remainder of financial instruments are considered short-term in nature and the current recognized value approximates its’ fair value.

(c)	Risk management

The Company is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Company determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

To manage concentrations of risk, the Company uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Company also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its audit committee and board of directors.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

While the Company uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Company has low exposure to credit risk because its customer base consists of investors in each investment fund. These investors are required to comply with the capital calls to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and short-term investments are maintained in large banks with high credit ratings.

Furthermore, accounts receivable balances as of June 30, 2026, and December 31, 2025, are primarily management fees, performance fees of investment funds and advisory fees.

The amounts receivable and project advances as of June 30, 2026, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (a)	10,526	3,608	1,884	3,130	7,488	30,864	157,383	104	82,770	18,901	316,658
Project Advances	-	-	-	-	-	5,194	4,484	2,224	6,142	-	18,044
Total	10,526	3,608	1,884	3,130	7,488	36,058	161,867	2,328	88,912	18,901	334,702

(a)	Due in "Over 360 days" include:

•	The postponed balance of US$76.8 million for PBPE VI LP. (“PBPE Fund IV”) - refer to note 8(b).

•	The Lavoro asset-linked receivable of US$15.4 million - refer to note 8(c).

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Company’s payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Company actively manages its cash and cash equivalents and short-term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Company has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

Expected future payments reflect undiscounted future cash outflows to settle financial liabilities as of June 30, 2026, which are shown below.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	167,531	-	-	-	-	167,531
Lease payments	1,137	1,170	1,203	3,414	21,092	28,016
Loans (a)	-	-	11,443	-	532,453	543,896
Consideration payable on acquisition	47,215	296	2,484	49,771	91,085	190,851
Contingent consideration payable on acquisition	-	-	-	-	46,479	46,479
Gross obligation under put option	-	-	-	-	94,883	94,883
Financial liabilities – energy trading contracts (b)	23,707	16,090	17,950	13,867	34,048	105,662
Asset-backed payable (c)	-	-	-	-	75,000	75,000
Client funds payable (d)	24,914	-	-	-	-	24,914
Total	264,504	17,556	33,080	67,052	895,040	1,277,232

(a)	Principal values are expected to be settled on maturity – refer to note 16 for maturity dates of loans with financial institutions.

(b)	The Company has an equivalent of US$132.9 million in energy trading financial assets which decreases the Company's liquidity risk on settlement date – refer to note 12(c) for the aging of financial assets and liabilities on energy trading.

(c)	To be settled with funds receivable from PBPE Fund IV - refer to note 8(b).

(d)	Settled with proceeds held in Client funds on deposit account - refer note 7.

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risk:

•	Security price risk,

•	Commodity price risk,

•	Interest rate risk, and

•	Foreign exchange risk

The Company’s policy is to minimize its exposure to market risk.

Security price risk:

Long-term investments made by the Company represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Company to market risk and therefore this process is subject to limits consistent with the Company’s risk appetite. To manage its price risk arising from investments in securities, the Company diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Company.

A 10% (December 31, 2025: 10%) increase in the price of Level 2 Long-term investments, with other variables held constant, would have increased the net profit before tax by US$5.1 million (December 31, 2025: US$ 4.3 million). A 10% decrease in the price will have an equal but opposite effect.

The valuation of the total return swap is linked to the fluctuation in PAX share price and a 10% increase in the share price would increase the net income before income tax by US$3.3 million. A 10% decrease in the price will have an equal but opposite impact.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Commodity price risk:

The Company trades energy contracts in Brazil as disclosed in note 12(c). Commodity price risk exists as the Company is exposed to unexpected changes in energy prices due to extraordinary events. The risk is managed by controlling exposure to price fluctuations within acceptable parameters while optimizing returns.

The Company has a net financial asset position in energy contracts of US$27.2 million - refer to note 12(c). A 10% fluctuation in current energy prices in Brazil will result in a US$2.7 million change in the Company’s net financial asset position.

Foreign exchange risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses, and the assets or liability balances of contracts indexed to a foreign currency. The Company measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount affected by exchange fluctuations.

Sensitivity analysis

Interest rate risk

The Company has loans with leading financial institutions as summarized in note 16. The financial institutions charge interest at SOFR plus a fixed premium. An interest rate risk exists due to possible unexpected changes in the SOFR rate.

The sensitivity analyses have been determined based on the exposure for floating rate payable at the reporting date.

	Net risk Position*	Sensitivity to 100bps Increase	Sensitivity to 100bps decrease
Sensitivity of net profit or loss before tax	8,488	(1,293)	1,293

* The net risk position represents the interest expense for the period ended June 30, 2026

Foreign exchange risk

The sensitivity analysis is based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of June 30, 2026:
	Balance in each exposure currency						Exchange Variation impact considering 10% decline in the year end rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	Other (f)
Cash and cash equivalents	9,299	1,367	22,849	4,241	8,727	4,171	5,065
Short term investments	36,104	-	803	6,469	-	-	4,338
Client funds on deposit	-	-	24,919	-	-	-	2,492
Accounts receivable	174,054	238	22,249	4,427	62,942	89	26,400
Projects Advance	5,156	-	1,218	728	273	-	738
Deposit/guarantee on lease agreement	7	43	1,376	31	845	-	230
Long-term investments	1,416	-	277	2,373	3,447	-	751
Client funds payable	-	-	(24,919)	-	-	-	(2,492)
Lease liabilities	(5,038)	-	(2,824)	(1,547)	(7,436)	-	(1,685)
Suppliers	(153,634)	(29)	(816)	(864)	(6,629)	(245)	(16,222)
Loans	34	-	5	-	-	-	4
Other financial assets	-	-	-	-	-	-	-
Other financial liabilities	-	-	-	-	-	-	-
Gross obligation under put option	(34,035)	-	-	-	-	-	(3,403)
Consideration payable on acquisition	(145,725)	-	-	-	-	4,973	(14,075)
Contingent consideration payable on acquisition	-	-	-	-	-	-	-
Net Impact	(112,362)	1,619	45,137	15,858	62,169	8,988	2,141

(a) BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling (f) Other - Mexican Peso & Peruvian Nuevo Sol

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

32.	Related parties

(a)	Key management compensation

The amounts paid to directors and officers for their roles as executives for the six-month periods ended June 30, 2026, and 2025 included in “Personnel expenses” are shown below:

	Three-month periods ended June30,		Six-month periods ended June30,
	2026	2025	2026	2025
Key management compensation	(2,501)	(2,322)	(4,598)	(4,628)

For the six-month period ended June 30, 2026, the Company has accrued US$ 3.3 million (six-month period ended June 30, 2025: US$ 6.1 million) as bonuses payable to key management.

Additionally, for the six-month period ended June 30, 2026, the Company accrued US$ 0.5 million (six-month period ended June 30, 2025: US$ 0.4 million) as a Strategic Bonus payable to key management with US$ 2.5 million payable as of June 30, 2026 (December 31, 2025: US$ 1.3 million). The accruals for key management and strategic bonuses provided for are included in "Personnel expenses".

(b)	Deferred consideration

As described in note 21(b)(c), deferred consideration is payable to the management of CSHG and GPMS. The deferred consideration payable to Moneda management was finalized and paid for by issuing 2,423,546 Class A common shares on January 31, 2025.

(c)	Long-term investments

The Company purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately US$8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

(d)	Carried interest allocation

As described in note 23(a), up to 35% of the performance fee receivable from certain of the Company’s investment funds are payable to the Company’s employees.

(e)	Share based incentive plan

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As described in note 29(d), the Company has share based incentive plans to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Lease commitments

Note 21(a) details lease payments made for various office premises and include the following leases with related parties

i.	Moneda has a related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).

ii.	PLATAM leases office space in Brazil from Gestão e Transformação Infraestrutura, a service provider to portfolio companies managed by the Company.

iii.	Patria Asset Management leases its office space in Medellin, Colombia, from Fondo Inmobiliario Colombia, a fund managed by the Company.

The impact of the above-mentioned leases on the condensed consolidated statement of financial position and condensed consolidated statement of income were as follows:

Condensed Consolidated Statement of Financial Position

Related party lease – Santiago	June 30, 2026	December 31, 2025
Lease liabilities (current)	580	574
Lease liabilities (non-current)	1,324	1,610

Related party lease - Gestão e Transformação Infraestrutura	June 30, 2026	December 31, 2025
Lease liabilities (current)	339	300
Lease liabilities (non-current)	818	934

Related party lease - Fondo Inmobiliario Colombia	June 30, 2026	December 31, 2025
Lease liabilities (current)	83	67
Lease liabilities (non-current)	903	809

Condensed Consolidated Statement of Profit & Loss

	Three-months periods ended June 30,		Six-months periods ended June 30,
Related party lease – Santiago	2026	2025	2026	2025
Principal paid	(146)	(145)	(291)	(286)
Depreciation of right-of-use assets	(145)	(133)	(290)	(262)
Interest incurred on lease liabilities	(12)	(14)	(24)	(28)

	Three-months periods ended June 30,		Six-months periods ended June 30,
Related party lease - Gestão e Transformação Infraestrutura	2026	2025	2026	2025
Principal paid	(131)	(127)	(257)	(249)
Depreciation of right-of-use assets	(89)	(85)	(175)	(168)
Interest incurred on lease liabilities	(38)	(46)	(78)	(93)

	Three-months periods ended June 30,		Six-months periods ended June 30,
Related party lease - Fondo Inmobiliario Colombia	2026	2025	2026	2025
Principal paid	(48)	(39)	(93)	(76)
Depreciation of right-of-use assets	(27)	(22)	(54)	(44)
Interest incurred on lease liabilities	(30)	(26)	(59)	(51)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(g)	Tria option arrangements

Four directors of Tria hold a 41,10% interest in Tria. The option arrangements provide the Company with the option to acquire the remaining 41.10% interest in Tria from those individuals.

(h)	Igah option arrangements

Three directors of PILTDA hold a 57.08% share in Igah GP IV. The option arrangements provide the Company with the option to acquire the remaining 57.08% share in the company from those individuals – refer to note 21(c)(i).

33.	Events after the reporting period

(a)	Consideration payable from acquisitions

•	On July 1, 2026, the Company paid US$5.5 million in cash settling the current portion of Vectis Gestão in Brazil’s consideration payable - refer to note 21.b(a)(ii).

•	On July 29, 2026, the Company paid US$1.6 million in cash settling the current portion of Solis Investimentos’ consideration payable – refer to note 21.b(a)(viii).

•	On August 3, 2026, the Company paid US$23.6 million to the previous owners of VBI settling the cash consideration payable - refer to note 21.b(a)(i).

•	On August 3, 2026, the Company paid US$16.7 million for RBR, settling a portion of the current cash consideration payable - refer to note 21.b(a)(ix).

•	On August 14, 2026, the Company paid US$0.5 million in cash settling the consideration payable for the fund management right acquisition in Genial - refer to note 21.b(a)(vi).

(b)	Share Repurchases

Subsequent to the Reporting Date, the Company continued the execution of its existing share repurchase program with respect to its Class A common shares, through one complementary agreement:

Total Return Swap arrangement

On August 6, 2026, the Company entered into a Master Confirmation with Citibank ("Dealer") to implement a new Total Return Swap ("TRS") program, authorizing the purchase of up to 2.8 million Class A common shares by the Dealer. The transaction is structured as a total-return equity swap, whereby the Company, as Floating Amount Payer, pays an interest amount on the Equity Notional Amount, and the Dealer, as Equity Amount Payer, passes through to the Company, the total economic return on the underlying Class A common shares, including share price appreciation or depreciation and dividends. The transaction is settled in cash at maturity, with either party having the option to elect a full or partial early unwind (an "Elective Termination") from the effective date until 30 days prior to the first Average Date, subject to the terms of the agreement. During the third quarter of 2026, the Dealer completed the purchase of the full 2.8 million shares authorized under the program.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026, and December 31, 2025, and for the six-month periods ended June 30, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Issuance of Class A common shares

On August 5, 2026 and September 29, 2026, the Company issued 337,005 and 116,236 Class A common shares, respectively, in the ordinary course of business to settle a portion of the carried interest payable.

During the period from July 1 to August 31, 2026, the Company issued a total of 189,649 Class A common shares in the ordinary course of business under the Company’s Long-Term Incentive Plan (“LTIP”) for management and employees of the Company. These issuance under the LTIP are consistent with the Company’s Registration Statement on Form S-8 filed with the U.S. Securities and Exchange Commission on February 27, 2026.

(d)	Dividends

Patria declared a quarterly dividend of $0.1625 per share to record holders of common stock at the close of business on August 10, 2026. The dividend was paid on September 14, 2026.

* * *

Stela de Aguiar Cerqueira

Company Chief Accounting Officer

Raphael Denadai

Company Chief Financial Officer

Alexandre T. A. Saigh

Company Chief Executive Officer